Canadian Pacific Railway Limited
Notice of Annual and Special Meeting of
Shareholders and Management Proxy Circular
May 12, 2011

WHAT’S INSIDE

March 24, 2011

I am pleased to invite you to attend the annual and special meeting of shareholders of Canadian Pacific Railway Limited to be held at The Fairmont Palliser in Calgary, Alberta on Thursday, May 12, 2011, at 9:00 a.m. local time.

At the meeting, you will be voting on a number of important matters, the details of which are set out in the notice of the meeting and are described more fully in the management proxy circular. Information on each of the director nominees, our corporate governance practices and executive compensation is also included in the management proxy circular.

2010 marked the 125th anniversary of the driving of the last spike of Canadian Pacific Railway and the completion of the construction of Canada’s transcontinental railway. In marking this historic achievement, CP’s Board continued to focus on overseeing the strategic direction of the company and deliver competitive returns to all shareholders.

In this time of regulatory and economic uncertainty, the Board must balance oversight of both strategic growth and risk management. The directors’ diverse business backgrounds and independent views continue to be critical to strategic planning and risk mitigation and we place considerable importance on the process of selecting director candidates. We seek independent directors with sound business judgement and strong personal integrity who have senior level management experience in the geographic markets in which CP conducts operations. In 2011, we are pleased to nominate Mr. Richard George, President and CEO of Suncor Energy, a leading Canadian chief executive officer, as a director.

On behalf of the Board, I would like to thank Michael Wright for his contribution to CP. Mr. Wright has served on the Board since Canadian Pacific Railway Limited was formed as an independent entity in October, 2001. He served as Chair of the Health, Safety, Security and Environment Committee as well as Chair of the Audit Committee. Mr. Wright was always vigilant in keeping the Board focused on shareholder value while maintaining safety as a priority. Mr. Wright is retiring from the Board and we wish him well.

The Board remains committed to shareholder engagement and continuous improvement in corporate governance practices. We welcome shareholder feedback and are looking forward to hearing from shareholders as part of our first advisory vote on executive compensation.

I would encourage all shareholders to attend our annual meeting to hear about the company, vote in person on the items of business and meet with management, the Board of Directors and your fellow shareholders. If you are unable to attend in person, please remember to vote by proxy. Whether or not you plan to attend the meeting in person we encourage you to exercise your power to vote on the affairs of Canadian Pacific by voting in advance of the meeting using your proxy. The proxy voting process is described in the management proxy circular.

We look forward to seeing you at the meeting and to having the opportunity to answer your questions. For those shareholders not able to attend in person, you can log onto our website at www.cpr.ca at any time before the meeting to listen to a live audio webcast of the proceedings.

On behalf of the Board and management, we would like to thank you for your continued support of Canadian Pacific.

Sincerely,

John E. Cleghorn
Chairman of the Board

YOUR VOTE IS IMPORTANT

Registered shareholders wishing to vote by proxy are requested to complete and return the enclosed form of proxy in the envelope provided to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”). Registered shareholders may also vote by telephone or Internet by following the instructions provided on the enclosed form of proxy.

Non-registered shareholders should refer to page 3 of the management proxy circular for information on how to vote their shares.

Proxies must be received by Computershare or Georgeson Shareholder Communications Canada (“Georgeson”) (see page 3 of the management proxy circular), agents for CPRL, not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment thereof), in order to be used at the Meeting.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

You are invited to the annual and special meeting of shareholders (the “Meeting”) of Canadian Pacific Railway Limited (“CPRL”, “CP” or the “Corporation”). It will be held at The Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta at 9:00 a.m. (local time) on Thursday, May 12, 2011.

The Meeting will cover:

1.	receipt of the consolidated financial statements for the year ended December 31, 2010;

2.	appointment of auditors;

3.	election of directors;

4.	consideration of and, if deemed appropriate, a resolution approving the amendment, restatement and reconfirmation of the Shareholder Rights Plan;

5.	consideration of and, if deemed appropriate, amendments to the Management Stock Option Incentive Plan;

6.	a non-binding advisory vote on approach to executive compensation; and

7.	consideration of other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on March 24, 2011, will be entitled to vote at the Meeting and are encouraged to participate either in person or by proxy.

Karen L. Fleming	Calgary, Alberta

Corporate Secretary	March 24, 2011

GENERAL INFORMATION

We are sending you this Management Proxy Circular (“Circular”) to solicit proxies by the management of CPRL to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held on May 12, 2011.

The cost of soliciting proxies will be borne by CPRL. While proxies will be solicited primarily by mail, certain employees of CPRL may also solicit proxies in person or by telephone. CPRL has retained Georgeson, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1, at a fee of approximately $30,000.00 plus out-of-pocket expenses, to aid in the solicitation of proxies in Canada and the United States.

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Georgeson by telephone at 1-866-374-9187, toll free in North America, or by email at askus@georgeson.com.

Proxies are counted and tabulated by CPRL’s transfer agent, Computershare, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, telephone 1-877-427-7245, toll free in North America or international at 514-982-7555. Computershare maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management or to meet legal requirements.

Unless otherwise noted, the information contained in this Circular is given as of March 24, 2011, and all dollar amounts used in this document are shown in Canadian dollars. Payments made in US dollars were converted using an average rate of exchange of $1.0299 for 2010.

INFORMATION ON VOTING

Voting Shares and Principal Shareholders

At March 24, 2011, there were 169,356,308 common shares in the capital of CPRL (“Shares”) issued and outstanding. Each Share carries one vote.

To the knowledge of the directors and officers of CPRL, based on information as at March 24, 2011, no person beneficially owned or controlled or directed, directly or indirectly, 10% or more of the outstanding Shares of the Corporation.

Record Date and Provisions Relating to Voting

The Board of Directors of CPRL (“Board of Directors” or “Board”) has fixed March 24, 2011 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive the foregoing Notice of Annual and Special Meeting of Shareholders (the “Notice”) and vote at the Meeting. Each shareholder is entitled to one vote for each Share held, as registered in such shareholder’s name on the list of shareholders prepared as of the close of business on the Record Date.

Appointment of Proxyholders

Shareholders wishing to be represented by proxy (or legal proxy in the case of non-registered shareholders) at the Meeting must deposit a properly executed proxy with Computershare or Georgeson, agents for CPRL, not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment thereof).

Registered shareholders may also vote by telephone or over the Internet by following the instructions provided on the enclosed form of proxy.

All Shares represented by a properly executed proxy will be voted or withheld from voting on the matters identified in the Notice in accordance with the instructions of the shareholder as specified thereon. A shareholder has the right to appoint a person or company other than the named appointee of management to represent such shareholder at the Meeting. To appoint a person or company other than the named appointee, strike out the name of the named appointee and write the name of the person or company you would like to appoint in the space provided.

Shareholders who have appointed a named appointee of management to act and vote on their behalf, as provided in the enclosed form of proxy, and who do not provide instructions concerning any matter identified in the Notice will have the Shares represented by such proxy voted FOR the appointment of Deloitte & Touche LLP as auditors, FOR the election of the persons nominated for election as directors as set forth in this Circular, FOR the amendment, restatement and reconfirmation of the Shareholder Rights Plan, FOR the amendment of the Management Stock Option Incentive Plan (the “MSOIP”) and FOR an advisory vote on executive compensation.

The form of proxy to be used in connection with the Meeting confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice and on any other matter properly coming before the Meeting. As of March 24, 2011, management is not aware of any such amendment or other matter. If, however, any such amendment or other matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named on the form of proxy, both of whom are officers of CPRL.

Non-registered shareholders, or shareholders that hold their Shares in the name of an “intermediary”, such as a bank, trust company, securities broker or other financial institution, will have received this Circular and a form of proxy or voting instruction form from their intermediary. Follow the instructions provided in order to vote by mail, telephone or Internet. Non-registered shareholders wishing to vote in person at the Meeting must follow the instructions included with the form of proxy or on the voting instruction form provided by their intermediary.

Employees of CPRL are eligible to participate in an employee share purchase plan (“ESPP”) under which they purchase shares of CPRL (“Employee Shares”). Employee Shares are held in a custodial account until such time as the Employee Shares are withdrawn from the ESPP pursuant to its terms and conditions.

Voting rights attached to Employee Shares may be exercised through the use of a voting instruction form, which provides instructions regarding the voting of Employee Shares by mail, telephone or Internet. Holders of Employee Shares will have received this Circular together with the voting instruction form, or advice as to the availability of these documents electronically, from the Corporation’s agent, Computershare.

Employee Shares will be voted in accordance with the instructions received from the employee. Only those Employee Shares in respect of which a voting instruction form has been signed and returned or in respect of which voting instructions have been conveyed by telephone or Internet will be voted.

Revocability of Proxies

A registered shareholder or holder of Employee Shares may revoke a proxy by depositing an instrument in writing executed by such shareholder or by such shareholder’s attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, or in any other manner permitted by law.

If voting instructions were conveyed by mail, telephone or the Internet, the conveying of new instructions by any of these means will supersede the prior instructions.

Non-registered shareholders who have voted and who wish to change their voting instructions should contact their intermediary to discuss the appropriate procedure to follow in this regard.

BUSINESS OF THE MEETING

1.	FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended December 31, 2010, and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the Annual Report of the Corporation, which was mailed to registered shareholders and to all non-registered shareholders who requested it. Additional copies of the Annual Report may be obtained from the Corporate Secretary of CPRL upon request. The Annual Report is also available online at www.cpr.ca.

2.	APPOINTMENT OF AUDITORS

*	After a competitive bidding process, the Board is recommending Deloitte & Touche LLP as CP’s new auditors

*	There were no disagreements or reportable events with CP’s former auditors

PricewaterhouseCoopers LLP has been the Corporation’s sole external auditors since Canadian Pacific Railway Limited was formed in 2001. In November of 2010, the Audit, Finance and Risk Management Committee (“Audit Committee”), with the Board’s approval, decided that it was the appropriate time to have a competitive bidding process to select a firm of chartered accountants to be proposed to the shareholders as CP’s auditors for 2011.

The bidding process was conducted by management with oversight by the Audit Committee. Firms were invited to bid including PricewaterhouseCoopers LLP and Deloitte & Touche LLP. Following written and oral presentations by each firm, management and the Audit Committee evaluated each firm against specific criteria. The Audit Committee recommended the appointment of Deloitte & Touche LLP to the Board of Directors.

There have been no reportable events as defined in National Instrument 51-102 between CP and PricewaterhouseCoopers LLP. There have been no reservations contained in the reports of PricewaterhouseCoopers LLP on the annual financial statements for the two fiscal years preceding the date of the notice. Set out as Appendix “1” to this Circular are:

•	the text of CP’s notice, pursuant to National Instrument 51-102 to the securities regulatory authorities in Canada, PricewaterhouseCoopers LLP and Deloitte & Touche LLP

•	the text of letters from PricewaterhouseCoopers LLP and Deloitte & Touche LLP addressed to the Canadian regulatory authorities

The current term of office of PricewaterhouseCoopers LLP as auditors will expire at the close of the 2011 Annual Meeting and the appointment of Deloitte & Touche LLP must be approved by a majority of the votes cast by the holders of common shares.

In deciding to engage Deloitte & Touche LLP, the Audit Committee reviewed auditor independence and existing commercial relationships with Deloitte & Touche LLP. The Audit Committee concluded that Deloitte & Touche LLP has no commercial relationship with CP that would impair its independence.

The Board of Directors recommends that Deloitte & Touche LLP be appointed as CP’s auditors for a term of one year commencing at the close of the Meeting. Unless contrary instructions are indicated on the proxy form or the voting instruction card, each proxy received by management or voting instruction card returned to Computershare will be voted in favour of the appointment of Deloitte & Touche LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board of Directors.

Audit and Non-Audit Fees and Services — 2010 & 2009

Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2010, and December 31, 2009, totaled $2,525,200 and $3,396,200, respectively, as detailed in the following table:

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009
	($)	($)

Audit Fees	1,795,600	2,176,800
Audit-Related Fees	388,400	794,800
Tax Fees	341,200	424,600
All Other Fees	—	—

TOTAL	2,525,200	3,396,200

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit of CP’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the independent auditor’s report on the effectiveness of internal controls over financial reporting.

Audit-Related Fees

Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of: the audit or review of financial statements of certain subsidiaries and of various pension and benefits plans of CP; special attestation services as may be required by various government entities; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed US and Canadian accounting standards, securities regulations, and/or laws.

Tax Fees

Tax fees were for professional services related to tax compliance, tax planning and tax advice. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding corporate tax audits; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax); and access fees for taxation database resources.

All Other Fees

Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”, above. In both 2010 and 2009, there were no services in the category.

3.	ELECTION OF DIRECTORS

*	All CP’s directors, including the Chair, are independent except our President and CEO

*	In 2010, each of our directors attended at least 85% of all meetings with an overall attendance of 98% for regularly scheduled meetings

*	CP has a majority voting policy described on page 60

*	13 directors are nominated for election in 2011

CPRL’s governing documents provide for the Board of Directors to consist of a minimum of five and a maximum of 20 directors.

The role of CPRL’s Corporate Governance and Nominating Committee in identifying and recommending qualified director nominees is described under “Nomination of Directors” on page 59. A description of CPRL’s directors’ education program is outlined under “Orientation and Continuing Education” on page 57.

Each nominee has established his or her eligibility and willingness to serve as a director if elected. The appointees named in the proxy are officers of CP who intend to vote at the Meeting FOR the election of the nominees whose names are set out below, unless specifically instructed on the proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the proxy will have the right to use their discretion in voting for such other properly qualified nominees.

Shareholders will be asked to elect all the director nominees to hold office until the close of the next annual meeting of shareholders or until their successors are otherwise duly elected or appointed.

Nominees for Election to the Board of Directors

In accordance with the Corporation’s General By-law No. 1, Mr. Michael W. Wright will retire from the Board at the close of the Meeting on May 12, 2011. Mr. Wright has reached the mandatory retirement age of 72. Following a search conducted by the Corporate Governance and Nominating Committee, management is recommending the election of Mr. Richard L. George to fill the vacancy created by the retirement of Mr. Wright.

The Board has established the following committees: Audit, Finance and Risk Management Committee (“Audit”), Corporate Governance and Nominating Committee (“Governance”), Health, Safety, Security and Environment Committee (“HSS&E”), Management Resources and Compensation Committee (“Compensation”), and Pension Committee (“Pension”).

The following tables provide the nominees’ names, ages, business experience, qualifications, committee memberships and other information relevant to their CPRL directorship.

John E. Cleghorn, O.C., F.C.A.(a) Age: 69 Toronto, Ontario, Canada Director since: October 2001 Latest date for retirement: 2014 Independent	Mr. Cleghorn is the Chairman of the Board of Directors of the Corporation. He is the retired Chief Executive Officer of the Royal Bank of Canada. He held that position from November 1, 1994 until his retirement in July 2001. He is a director of Molson Coors Brewing Company. He was Chairman of the Board of SNC-Lavalin Group Inc. from May 2002 until May 2007. He is Governor Emeritus of McGill University, Chancellor Emeritus of Wilfrid Laurier University and a director of the Atlantic Salmon Federation. He was appointed an Officer of the Order of Canada in 2001. He graduated from McGill University in Montreal with a B.Com. and is a chartered accountant.

Attendance
	at Regular	Attendance
	Meetings	at Special	Public Company Directorships
Member of:	(d)	Meetings	in the Past Five Years(e)
Board (Chair) Governance	5 of 5 5 of 5	2 of 2 N/A	CPRC Molson Coors Brewing Company	2001 – present 2005 – present

			SNC-Lavalin Group Inc. Nortel Networks Corporation Nortel Networks Limited Finning International Inc. Molson Inc.	2001 – 2007 2001 – 2006 2001 – 2006 2000 – 2005 2003 – 2005

Securities Held as at March 24, 2011:
			Meets or Exceeds Minimum Shareholding
Shares(f)	DSUs(f)	Options(g)	Requirements(f)
12,000	30,310	16,000	Yes

Tim W. Faithfull Age: 66 Oxford, Oxfordshire, England Director since: December 2003 Latest date for retirement: 2017 Independent	Mr. Faithfull is the Retired President and Chief Executive Officer of Shell Canada Limited, an oil and gas company. He held that position from April 1999 to July 2003. He is a director of TransAlta Corporation, AMEC plc, Canadian Natural Resources Limited and Shell Pensions Trust Limited. From 1996 to 1999 he was Chairman and Chief Executive Officer of Shell Companies in Singapore. During this period he was also a director of DBS Bank and PSA Corporation (Port of Singapore Authority). Between 1999 and July 2003 he was a member of the Boards of Calgary Health Trust and The EPCOR Centre for the Performing Arts. He is also a Trustee of the Starehe Endowment Fund (UK), and a council member of the UK-Canada Colloquia. He graduated from the University of Oxford (Keble College), with an M.A. (Philosophy, Politics and Economics) and is an alumnus of the London Business School (Senior Executive Program).

Attendance
	at Regular	Attendance
	Meetings	at Special	Public Company Directorships
Member of:	(d)	Meetings	in the Past Five Years(e)
Board	5 of 5	2 of 2	CPRC	2003 – present
Compensation	3 of 3	1 of 1	AMEC plc	2005 – present
Governance	5 of 5	N/A	Canadian Natural Resources Limited	2010 – present
HSS&E (Chair)	2 of 2	N/A	TransAlta Corp.	2003 – present

			Enerflex Systems Income Fund	2009 – 2010

Securities Held as at March 24, 2011:
			Meets or Exceeds Minimum Shareholding
Shares(f)	DSUs(f)	Options(g)	Requirements(f)
1,460	26,160	0	Yes

Richard L. George Age: 60 Calgary, Alberta, Canada Director since: N/A Latest date for retirement: 2023 Independent	Mr. George is the President and Chief Executive Officer of Suncor Energy, an integrated energy company. He has held that position since 1991. From 1990 to 1991, he was President and Chief Operating Officer. Mr. George is a member of the Executive Committee and Board of Directors of the Canadian Council of Chief Executives. He was inducted into the Canadian Petroleum Hall of Fame in 2008 and was appointed an Officer of the Order of Canada in 2007. Mr. George has a B.Sc. in Engineering from Colorado State University, a law degree from the University of Houston Law School and is a graduate of the Harvard Business School Program for Management Development.

Attendance
	at Regular	Attendance
	Meetings	at Special	Public Company Directorships
Member of:	(d)	Meetings	in the Past Five Years(e)
N/A	N/A	N/A	Suncor Energy	1991 – present

			Transocean Ltd. Global Santa Fe Corporation	2007 – 2011 2001 – 2007

Securities Held as at March 24, 2011:
			Meets or Exceeds Minimum Shareholding
Shares(f)	DSUs(f)	Options(g)	Requirements(f)
10,000	0	0	Yes

Frederic J. Green Age: 54 Calgary, Alberta, Canada Director since: May 2006 Latest date for retirement: 2029 Not-Independent	Mr. Green is the President and Chief Executive Officer of the Corporation and Canadian Pacific Railway Company (“CPRC”), a position that he has held since May 2006. Since 1996, he has held several senior positions at CP including: President and Chief Operating Officer of the Corporation and CPRC; Executive Vice-President and Chief Operating Officer of the Corporation and CPRC; Executive Vice-President, Marketing and Operations, CPRC; Senior Vice-President, Marketing and Sales, CPRC and Vice-President, Marketing, CPRC. He is a director and officer of a number of CP companies including Soo Line Railroad Company where he is Chair, President and Chief Executive Officer and the Delaware and Hudson Railway Company, Inc., where he is Chair and Chief Executive Officer. Mr. Green is a director and Vice-Chair of The Conference Board of Canada, Vice-Chair of the Railway Association of Canada and on the Board of the Nature Conservancy of Canada. He graduated from Concordia University in Montreal with a B.Com.

Attendance
	at Regular	Attendance
	Meetings	at Special	Public Company Directorships
Member of:	(d)	Meetings	in the Past Five Years(e)
Board HSS&E	5 of 5 2 of 2	2 of 2 N/A	CPRC	2006 – present

Securities Held as at March 24, 2011:
			Meets or Exceeds Minimum Shareholding
Shares(f)	DSUs(f)	Options(g)	Requirements(f)
33,293	50,100	926,900	Yes

Krystyna T. Hoeg, C.A. Age: 61 Toronto, Ontario, Canada Director since: May 2007 Latest date for retirement: 2022 Independent	Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, a position that she held from October 1996 to February 2007. She is currently a director of Imperial Oil Limited, Sun Life Financial Inc., Shoppers Drug Mart Corporation, Ganong Bros. Limited and Samuel, Son & Co., Limited. She is also on the Board of the Toronto East General Hospital. Ms. Hoeg is a Chartered Accountant (1982) and holds a B.Sc. from McMaster University, and a B.Com. and an M.Sc. from the University of Windsor.

Attendance
	at Regular	Attendance
	Meetings	at Special	Public Company Directorships
Member of:	(d)	Meetings	in the Past Five Years(e)
Board Audit Pension	5 of 5 9 of 9 2 of 2	2 of 2 1 of 1 2 of 2	CPRC Imperial Oil Limited Shoppers Drug Mart Corporation Sun Life Financial Inc.	2007 – present 2008 – present 2006 – present 2002 – present

			Cineplex Galaxy Income Fund Corby Distilleries Limited	2006 – 2010 1996 – 2007

Securities Held as at March 24, 2011:
			Meets or Exceeds Minimum Shareholding
Shares(f)	DSUs(f)	Options(g)	Requirements(f)
0	13,001	0	Yes

Richard C. Kelly(c) Age: 64 Minneapolis, Minnesota, USA Director since: August 2008 Latest date for retirement: 2019 Independent	Mr. Kelly is Chairman and Chief Executive Officer of Xcel Energy Inc., a utility supplier of electric power and natural gas service in eight Western and Midwestern States. He has held that position since September 2009. From December 2005 to September 2009 he was Chairman of the Board, President and Chief Executive Officer; from June to mid-December 2005 he served as President and Chief Executive Officer; and previous to that he served as Chief Financial Officer. Mr. Kelly is Chairman of the Board of Trustees, Regis University and Chairman of The Edison Electric Institute. He is also a Board member of the Capital City Partnership, the Electric Power Research Institute, the Nuclear Energy Institute, and director on the Denver Metro Chamber of Commerce and a member of the Minnesota Business Partnership. Mr. Kelly earned both an M.B.A. and a bachelor’s degree in accounting from Regis University.

Attendance
	at Regular	Attendance
	Meetings	at Special	Public Company Directorships
Member of:	(d)	Meetings	in the Past Five Years(e)
Board Audit HSS&E	5 of 5 9 of 9 2 of 2	1 of 2 0 of 1 N/A	CPRC Xcel Energy Inc.	2008 – present 2004 – present

Securities Held as at March 24, 2011:
			Meets or Exceeds Minimum Shareholding
Shares(f)	DSUs(f)	Options(g)	Requirements(f)
0	8,628	0	Yes

The Honourable John P. Manley, O.C. (a)(b) Age: 61 Ottawa, Ontario, Canada Director since: May 2006 Latest date for retirement: 2022 Independent	Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives. He has held that position since January 2010. From May 2004 to December 2009 he was counsel at the law firm of McCarthy Tétrault LLP. He is a director of Canadian Imperial Bank of Commerce, CAE Inc. and a director and Board Chair of Optosecurity Inc. (a private company). In addition, Mr. Manley serves on the Boards of the University of Waterloo, MaRS Discovery District, National Arts Center Foundation, CARE Canada, The Conference Board of Canada and the Institute for Research on Public Policy. In October 2007 he was appointed by the Prime Minister to Chair the Independent Panel on Canada’s role in Afghanistan. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004. As a Member of Parliament, Mr. Manley also held various positions in the Canadian Federal Government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto. He graduated from Carleton University with a B.A. and from the University of Ottawa with an LL.B. He was granted the designation C.Dir (Chartered Director) by McMaster University in 2006 and an honorary doctorate of laws from the University of Toronto.

Attendance
	at Regular	Attendance
	Meetings	at Special	Public Company Directorships
Member of:	(d)	Meetings	in the Past Five Years(e)
Board Audit Governance Pension (Chair)	5 of 5 9 of 9 5 of 5 2 of 2	2 of 2 1 of 1 N/A 2 of 2	CPRC CAE Inc. Canadian Imperial Bank of Commerce	2006 – present 2008 – present 2005 – present

			Nortel Networks Corporation Nortel Networks Limited	2004 – 2009 2004 – 2009

Securities Held as at March 24, 2011:
			Meets or Exceeds Minimum Shareholding
Shares(f)	DSUs(f)	Options(g)	Requirements(f)
0	13,690	0	Yes

Linda J. Morgan Age: 58 Bethesda, Maryland, USA Director since: May 2006 Latest date for retirement: 2024 Independent	Ms. Morgan is Of Counsel at Covington & Burling LLP, a United States based international law firm. She joined the firm as a partner in September 2003 and retired from the partnership in February 2010. During her tenure with the firm, she has chaired its transportation and government affairs practices. She also serves on the Board of Visitors for the Georgetown University Law Centre and the Business Advisory Committee for Northwestern University’s Transportation Centre. Ms. Morgan was previously Chairman of the United States Surface Transportation Board, and its predecessor the Interstate Commerce Commission, from March 1995 to December 2002. Prior to joining the Interstate Commerce Commission, Ms. Morgan served as General Counsel to the Senate Committee on Commerce, Science and Transportation. Ms. Morgan was granted the honour of Recognition in Chambers – USA, Best Lawyers in America, and SuperLawyers for outstanding legal counsel in the transportation sector. She graduated from Vassar College with an A.B. and the Georgetown University Law Centre with a J.D., and is an alumna of the Program for Senior Managers in Government at Harvard University’s John F. Kennedy School of Government.

Attendance
	at Regular	Attendance
	Meetings	at Special	Public Company Directorships
Member of:	(d)	Meetings	in the Past Five Years(e)
Board	5 of 5	2 of 2	CPRC	2006 – present
Audit(h)	5 of 5	1 of 1
Compensation(i)	1 of 1	1 of 1
HSS&E	2 of 2	N/A

Securities Held as at March 24, 2011:
			Meets or Exceeds Minimum Shareholding
Shares(f)	DSUs(f)	Options(g)	Requirements(f)
0	16,917	0	Yes

Madeleine Paquin Age: 48 Montreal, Quebec, Canada Director since: October 2001 Latest date for retirement: 2034 Independent	Ms. Paquin is the President and Chief Executive Officer and a director of Logistec Corporation, an international cargo-handling company. She has held that position since January 1996. She is also a director of Aéroports de Montréal, the Chamber of Marine Commerce, the Maritime Employers Association and the Board of Trade of Metropolitan Montreal. She chairs the St. Lawrence Great Lakes Trade Gateway Leadership Council and is co-chair of the Private Sector Advisory Committee for the Ontario Quebec Continental Gateway and Trade Corridor. She graduated from Éole des Hautes Études Commerciales, Université de Montréal with a G.D.A.S. and from the Richard Ivey School of Business, University of Western Ontario with an H.B.A.

Attendance
	at Regular	Attendance
	Meetings	at Special	Public Company Directorships
Member of:	(d)	Meetings	in the Past Five Years(e)
Board	5 of 5	2 of 2	CPRC	2001 – present
Compensation	2 of 3	1 of 1	Logistec Corporation	1987 – present

HSS&E	1 of 2	N/A	Sun Life Financial	2001 – 2005

Securities Held as at March 24, 2011:
			Meets or Exceeds Minimum Shareholding
Shares(f)	DSUs(f)	Options(g)	Requirements(f)
100	20,555	16,000	Yes

Michael E.J. Phelps, O.C. Age: 63 West Vancouver, British Columbia, Canada Director since: October 2001 Latest date for retirement: 2020 Independent	Mr. Phelps is the Chairman of Dornoch Capital Inc., a private investment company. From January 1988 to March 2002 he served as President and Chief Executive Officer and subsequently Chairman and Chief Executive Officer of Westcoast Energy Inc. He is a director of Spectra Energy Corporation, Marathon Oil Corporation and Chairman and a director of Prodigy Gold Incorporated. He served on the Board of the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Games. Mr. Phelps is also Chairman and a director of the Vancouver General Hospital & University of British Columbia Hospital Foundation. Mr. Phelps is also a Senior Advisor to Nomura Canada Inc. In 2003, Mr. Phelps was appointed by the Canadian government as Chairman of the “Wise Persons’ Committee”, a panel developed to review Canada’s system of securities regulation. He was appointed an Officer of the Order of Canada in 2001. He graduated from the University of Manitoba with a B.A. and an LL.B. and from the London School of Economics with an LL.M.

Attendance
	at Regular	Attendance
	Meetings	at Special	Public Company Directorships
Member of:	(d)	Meetings	in the Past Five Years(e)
Board	5 of 5	1 of 2	CPRC	2001 – present
Compensation (Chair)	3 of 3	1 of 1	Spectra Energy Corp.	2002 – present
Governance	5 of 5	N/A	Prodigy Gold Incorporated	2005 – present
Pension	2 of 2	0 of 2	Marathon Oil Corporation	2008 – present

			Canfor Fairborne Energy Ltd.	1990 – 2007 2003 – 2008

Securities Held as at March 24, 2011:
			Meets or Exceeds Minimum Shareholding
Shares(f)	DSUs(f)	Options(g)	Requirements(f)
16,479	16,996	16,000	Yes

Roger Phillips, O.C., S.O.M., F.Inst.P. Age: 71 Regina, Saskatchewan, Canada Director since: October 2001 Latest date for retirement: 2012 Independent	Mr. Phillips is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from February 1982 until his retirement in December 2001. He is currently a director of Cliffs Natural Resources. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002. He graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.

Attendance
	at Regular	Attendance
	Meetings	at Special	Public Company Directorships
Member of:	(d)	Meetings	in the Past Five Years(e)
Board Audit	5 of 5 9 of 9	2 of 2 1 of 1	CPRC Cliffs Natural Resources	2001 – present 2002 – present

Governance (Chair) Pension	5 of 5 2 of 2	N/A 2 of 2	Imperial Oil Limited Toronto Dominion Bank Inco Limited	2002 – 2010 1994 – 2010 2003 – 2006

Securities Held as at March 24, 2011:
			Meets or Exceeds Minimum Shareholding
Shares(f)	DSUs(f)	Options(g)	Requirements(f)
3,088	33,180	16,000	Yes

David W. Raisbeck Age: 61 Sanibel, Florida, USA Director since: October 2009 Latest date for retirement: 2022 Independent	Mr. Raisbeck is the Retired Vice-Chairman of Cargill Inc., a position he held from 1999 to 2009. Mr. Raisbeck joined Cargill in 1971 and held various positions in the Company including President of Cargill’s Trading Sector, 1993 to 1995; Executive Vice-President, 1995 to 1999 and Executive Supervisor of Human Resources, 1996 to 1999. He retired from Cargill management in 2008 and from Cargill’s board of directors in 2009. Mr. Raisbeck sits on the board of directors of Cardinal Health, Eastman Chemical, and the Greater Minneapolis YMCA (Honorary). He is a governor of the Iowa State University Foundation and is a member of the Dean’s Advisory Council for the school of business at Iowa State University. He received a bachelor’s degree in industrial administration from Iowa State University and completed the executive M.B.A. program at the University of Southern California.

Attendance
	at Regular	Attendance
	Meetings	at Special	Public Company Directorships
Member of:	(d)	Meetings	in the Past Five Years(e)
Board	5 of 5	2 of 2 N/A N/A 2 of 2	CPRC	2009 – present
Audit(i)	3 of 4		Cardinal Health	2002 – present
Compensation(h)	2 of 2		Eastman Chemicals	2000 – present
Pension	2 of 2
			Cargill, Inc.	1994 – 2009

Securities Held as at March 24, 2011:
			Meets or Exceeds Minimum Shareholding
Shares(f)	DSUs(f)	Options(g)	Requirements(f)
0	5,645	0	Mr. Raisbeck is on track to meet the requirement prior to October 2014 deadline.

Hartley T. Richardson, C.M., O.M. Age: 56 Winnipeg, Manitoba, Canada Director since: May 2006 Latest date for retirement: 2027 Independent	Mr. Richardson is President and Chief Executive Officer of James Richardson & Sons, Limited, a privately owned corporation involved in the international grain trade, real estate, oil and gas development, financial services, and private equity investments. He has held that position since April 1993. Mr. Richardson is a director of GMP Capital Inc. and Zalicus Inc. He is Chairman of the Canadian Council of Chief Executives; Past Chairman of the Business Council of Manitoba; Co-Chairman of TransCanada Trail Foundation; and Chairman of the Board of Governors for The Duke of Edinburgh’s Award Charter for Business. Mr. Richardson’s other affiliations include: The World Economic Forum, Global Leaders of Tomorrow, and the Young President’s Organization. He is involved in a number of charitable endeavours and community organizations. He graduated from the University of Manitoba in Winnipeg with a B.Com. (Hons.). The University of Manitoba conferred upon Mr. Richardson the honorary degree of Doctor of Laws in 2004. He was appointed to the Order of Canada in 2007 and to the Order of Manitoba in 2008.

Attendance
	at Regular	Attendance
	Meetings	at Special	Public Company Directorships
Member of:	(d)	Meetings	in the Past Five Years(e)
Board	5 of 5	1 of 2	CPRC	2006 – present
Compensation	3 of 3	1 of 1	Zalicus Inc.	2009 – present
Pension	2 of 2	2 of 2	GMP Capital Inc.	2009 – present

			Angiotech Pharmaceuticals Inc. Railpower Technologies Corp. SemBioSys Genetics Inc. Macdonald, Dettwiler and Associates Ltd.	2002 – 2009 2002 – 2007 2005 – 2007 2001 – 2006

Securities Held as at March 24, 2011:
			Meets or Exceeds Minimum Shareholding
Shares(f)	DSUs(f)	Options(g)	Requirements(f)
15,000	15,778	0	Yes

Notes:

(a)	As a result of the announcement by Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”) in May 2004 of the need to restate certain of their previously reported financial results and the resulting delays in filing interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws, the Ontario Securities Commission made a final order on May 31, 2004 prohibiting all trading by directors, officers and certain current and former employees including J.E. Cleghorn and J.P. Manley, both former directors. The Quebec and Alberta Securities Commissions issued similar orders. The cease trade order issued by the Ontario Securities Commission was revoked on June 21, 2005. The Quebec and Alberta orders were revoked shortly thereafter. Messrs. Cleghorn and Manley were not subject to the Quebec and Alberta orders. Following the March 10, 2006 announcement by the Nortel Companies of the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates, the Ontario Securities Commission issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees including Messrs. Cleghorn and Manley from trading in the securities of the Nortel Companies. The British Columbia and Quebec Securities Commissions issued similar orders. The Ontario Securities Commission lifted the cease trade order effective June 8, 2006 and the British Columbia and the Quebec Securities Commissions orders were revoked shortly thereafter. Messrs. Cleghorn and Manley were not subject to the British Columbia and Quebec orders.

(b)	Mr. Manley was a director of the Nortel Companies when the Nortel Companies applied for and was granted creditor protection under the Companies’ Creditors Arrangement Act on January 14, 2009.

(c)	Mr. Kelly was President and Chief Operating Officer of NRG Energy, Inc. (“NRG”), a former subsidiary of Xcel Energy Inc. from June 6, 2002 to May 14, 2003, and a director of NRG from June 2000 to May 14, 2003. In May 2003, NRG and certain of NRG’s affiliates filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy code to restructure their debt. NRG emerged from bankruptcy on December 5, 2003.

(d)	See also the Directors Meeting Attendance table on page 15.

(e)	See table on page 14 for full details of current directorships including committee memberships.

(f)	See table on page 22 for each director’s equity ownership in the Corporation as at December 31, 2010, the total value of Shares and Director’s Share Units held and the amounts required to meet the minimum shareholding requirement.

(g)	All further grants of stock options under the Director’s Stock Option Plan were suspended on July 21, 2003. For further information on the Director’s Stock Option Plan and on the stock options granted to each eligible non-employee director, see “Directors’ Stock Option Plan” on page 23.

(h)	Joined the committee on May 21, 2010.

(i)	Left the committee on May 21, 2010.

Directors of Other Reporting Issuers

All of the current directors of CPRL are also directors of CPRC which is a reporting issuer and an SEC Registrant.

The following table sets out other public company directorships and committee appointments for all director nominees:

	Other reporting issuers of which	Committee
Director	the director is a director	Memberships
J.E. Cleghorn (Chair)	• Molson Coors Brewing Company	• Audit Committee • Nominating Committee
T.W. Faithfull	• AMEC plc	• Audit Committee
• Senior Independent Director
• Remuneration Committee (Chair)
• Nominations Committee
• Compliance & Ethics Committee
	➢ TransAlta Corporation	➢ Human Resources Committee (Chair)
	o Canadian Natural Resources Limited	o Audit Committee o Health, Safety & Environment Committee
R.L. George	• Suncor Energy Inc.	N/A
K.T. Hoeg	• Imperial Oil Limited	• Audit Committee
• Nominations & Corporate Governance Committee
• Executive Resources Committee (Chair)
• Environment, Health & Safety Committee
	➢ Shoppers Drug Mart Corporation	➢ Nominating & Governance Committee
	o Sun Life Financial Inc.	o Risk Review Committee
o Management Resources Committee
R.C. Kelly	• Xcel Energy Inc.	• Chairman of the Board
J. P. Manley	• CAE Inc.	• Human Resources Committee
	➢ Canadian Imperial Bank of Commerce	➢ Audit Committee
➢ Corporate Governance Committee
M. Paquin	• Logistec Corporation	• Executive Committee
M.E.J. Phelps	• Prodigy Gold Incorporated	• Chairman of the Board
• Audit Committee
• Compensation Committee
	➢ Marathon Oil Corporation	➢ Audit and Finance Committee
➢ Public Policy Committee
➢ Corporate Governance Committee
	o Spectra Energy Corporation	o Finance & Risk Committee
o Compensation Committee (Chair)
R. Phillips	• Cliffs Natural Resources	• Corporate Governance & Nominating Committee (Chair)
• Compensation & Organization Committee
D.W. Raisbeck	• Cardinal Health	• Human Resources & Compensation Committee
• Nominating & Governance Committee (Chair)
• Executive Committee
	➢ Eastman Chemical	➢ Compensation & Management Development Committee
➢ Finance Committee
➢ Health, Safety, Environmental & Security Committee
➢ Nominating & Corporate Governance Committee
H.T. Richardson	• Zalicus Inc.	• Nominating & Corporate Governance Committee
	➢ GMP Capital Inc.	➢ Governance Committee

Board Tenure

The average tenure on CP’s Board is 5.54 years. The adjacent chart indicates the number of years the nominees for election as directors have dedicated to CP’s Board.

Directors’ Meeting Attendance

Regularly scheduled Board and committee meeting dates are established approximately two years in advance. Special meetings are also scheduled as needed and these meetings can be called on short notice. In 2010, the Board called two special meetings and the Audit, Compensation and Pension committees each called one or more special meetings.

Directors are expected to attend all regularly scheduled Board meetings and meetings of committees on which they serve and to exercise best efforts to attend all special meetings. During 2010, director nominees attended 98% of regularly scheduled meetings and 96% of all meetings (including special meetings).

Board and committee meeting materials are provided to the Directors in advance of both regular and special meetings. If a Director is unable to attend a meeting, they provide their comments to the Chair, Chair of the committee or the Corporate Secretary in advance of the meeting, all of whom ensure those comments and views are taken into consideration at the meeting.

The following table is a summary of each nominee’s attendance at Board and committee meetings in 2010:

	Regular		Regular	Special	Total
	Board	Special	Committee	Committee	Regular		Total
	Meetings	Meetings	Meetings	Meetings	Meetings		Meetings
Director	Attended	Attended	Attended	Attended	Attended		Attended
J.E. Cleghorn (Chair)(a)	5 of 5	2 of 2	5 of 5	N/A	10 of 10 (100%	)	12 of 12 (100%)

T.W. Faithfull	5 of 5	2 of 2	10 of 10	1 of 1	15 of 15 (100%	)	18 of 18 (100%)

F.J. Green(b)	5 of 5	2 of 2	2 of 2	N/A	7 of 7 (100%	)	9 of 9 (100%)

K.T. Hoeg	5 of 5	2 of 2	11 of 11	3 of 3	16 of 16 (100%	)	21 of 21 (100%)

R.C. Kelly	5 of 5	1 of 2	11 of 11	0 of 1	16 of 16 (100%	)	17 of 19 (89%)

J.P. Manley	5 of 5	2 of 2	16 of 16	3 of 3	21 of 21 (100%	)	26 of 26 (100%)

L.J. Morgan	5 of 5	2 of 2	8 of 8	2 of 2	13 of 13 (100%	)	17 of 17 (100%)

M. Paquin	5 of 5	2 of 2	3 of 5	1 of 1	8 of 10 (80%	)	11 of 13 (85%)

M.E.J. Phelps	5 of 5	1 of 2	10 of 10	1 of 3	15 of 15 (100%	)	17 of 20 (85%)

R. Phillips	5 of 5	2 of 2	16 of 16	3 of 3	21 of 21 (100%	)	26 of 26 (100%)

D.W. Raisbeck	5 of 5	2 of 2	7 of 8	2 of 2	12 of 13 (92%	)	16 of 17 (94%)

H.T. Richardson	5 of 5	1 of 2	5 of 5	3 of 3	10 of 10 (100%	)	14 of 15 (93%)

Totals	60 of 60	21 of 24	104 of 107	19 of 22	164 of 167 (98%	)	204 of 213 (96%)

Notes:

(a)	In addition to the Governance Committee of which he is a member, Mr. Cleghorn, as Chairman of the Board regularly attends other committee meetings. Of the 20 such meetings held in 2010 (including special meetings), Mr. Cleghorn attended 19 (95%).
(b)	In addition to the HSSE Committee of which he is a member, Mr. Green, as CEO, attended committee meetings, in full or in part, as appropriate, as a non-voting director at the request of the committees.

Attendance for Director Not Standing for Re-Election

Below is a summary of Board and committee meetings attended in 2010 by Mr. Michael Wright, who has reached the mandatory retirement age of 72, and will not be standing for re-election:

			Regular	Special	Total
	Regular	Special	Committee	Committee	Regular		Total
	Board Meetings	Meetings	Meetings	Meetings	Meetings		Meetings
Director	Attended	Attended	Attended	Attended	Attended		Attended
M. W. Wright	4 of 5	2 of 2	15 of 16	1 of 1	19 of 21 (90%	)	22 of 24 (92%)

4.	SHAREHOLDER RIGHTS PLAN

*	Shareholder Rights Plan adopted in 2001 and confirmed by shareholders at the 2002 Annual and Special Meeting

*	Amended, restated and confirmed by shareholders in 2005 and 2008

*	Seeking amendment for another 3 years with updates in accordance with best practices in Canadian corporate governance

Amendment and Reconfirmation of Shareholder Rights Plan

In order for the Shareholder Rights Plan to continue in effect for a further three year period, shareholders of CPRL must reconfirm it at the Meeting. The Board of Directors of CPRL has determined that it is in the best interest of the Corporation that the Shareholder Rights Plan be reconfirmed. The Board of Directors of CPRL has further determined that it is in the best interest of the Corporation that the Shareholder Rights Plan be amended to reflect such reconfirmation and to make certain other amendments to conform the Shareholder Rights Plan to plans currently in place for other senior Canadian public companies. Accordingly, shareholders will be asked at the Meeting to consider and, if thought appropriate, to pass a resolution approving the amendment and restatement and reconfirmation of the Shareholder Rights Plan. To be effective, the resolution must be approved by a majority of the votes cast by the shareholders voting in respect of the resolution.

Purpose of the Plan

The Shareholder Rights Plan is designed to provide CPRL with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a take-over bid and to provide every shareholder with an equal opportunity to participate in the bid.

Summary

The following is a summary of the principal terms of the Shareholder Rights Plan, which summary is qualified in its entirety by reference to the text of the Shareholder Rights Plan. A shareholder or any other interested party may obtain a copy of the Shareholder Rights Plan by contacting the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920 Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, AB T2P 4Z4; telephone (403) 319-7538, fax (403) 319-6770 or by accessing the Corporation’s publicly filed documents, including the Shareholder Rights Plan, on SEDAR at www.sedar.com.

Effective Date

The Shareholder Rights Plan took effect on October 1, 2001 (the “Effective Date”).

Term

The Shareholder Rights Plan is subject to the shareholders reconfirming such plan by a majority vote at every third annual meeting of CPRL. On this basis, the Shareholder Rights Plan is being presented at the Meeting for amendment and reconfirmation and will expire if the amendment and reconfirmation is not approved at the Meeting. If any such approval is not obtained, the Shareholder Rights Plan will then cease to have effect.

Issue of Rights

On October 1, 2001, one right (a “Right”) was issued and attached to each Share outstanding of CPRL and attaches to each Share of CPRL subsequently issued.

Rights Exercise Privilege

The Rights will separate from the Shares and will be exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the Shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% of the Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right, (other than those held by an Acquiring Person), will permit the purchase by holders of Rights, other than an Acquiring Person, of Shares at a 50% discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share of CPRL on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into lock-up agreements with the shareholders of CPRL whereby such shareholders agree to tender their Shares to the take-over bid (the “Subject Bid”) without a Flip-in Event occurring. Any such agreement must be publicly disclosed and permit the shareholder to withdraw the Shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid by as much or more than a specified amount, which specified amount may not be greater than 7%. Further, any such agreement must provide that no “break up” fees or other penalties that exceed in the aggregate the greater of 2 1/2% of the offering price payable under the Subject Bid and 50% of the amount by which the offering price payable under another take-over bid or transaction exceeds the offering price the shareholder would have received under the Subject Bid, shall be payable by the locked-up shareholder.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Shares and are not transferable separately from the Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following: (i) the take-over bid must be made by way of a take-over bid circular; (ii) the take-over bid must be made to all shareholders of CPRL; (iii) the take-over bid must be outstanding for a minimum period of 60 days, and Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50% of the Shares of CPRL held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert with the bidder and certain other persons (the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn; and (iv) if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact, and the take-over bid must remain open for deposits of Shares for not less than 10 business days from the date of such public announcement.

The Shareholder Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

If a Permitted Bid ceases to comply with the requirements of a Permitted Bid prior to the time it expires such Permitted Bid shall cease to be a Permitted Bid and any acquisition of Shares under it shall not be an acquisition made pursuant to a Permitted Bid.

Waiver

The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all holders of Shares of CPRL. Where the Board of Directors exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for CPRL made by a take-over bid circular to all holders of Shares prior to the expiry of any other bid for which the Shareholder Rights Plan has been waived.

Redemption

The Board of Directors, with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Share. Rights will be deemed to have been redeemed by the Board of Directors following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board of Directors may amend the Shareholder Rights Plan with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board of Directors, without such approval, may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Shareholder Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of CPRL. The Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Proposed Amendments

The following is a summary of the proposed amendments to the Shareholder Rights Plan:

•	extending the term, on an “evergreen” basis, for successive three year terms following shareholder reconfirmation of the Shareholder Rights Plan at every third annual shareholders meeting;

•	amending the definition of “Competing Permitted Bid” to clarify that any such Competing Permitted Bid must be made by way of Take-over Bid Circular;

•	deleting all references to “Convertible Right” and “Convertible Shares” and amending all provisions in the Shareholder Rights Plan relating to the said terms since CPRL has no existing convertible right or convertible shares;

•	amending the definition of “Exercise Price” such that it will vary with the market price of the common shares of the Corporation on the Toronto Stock Exchange (“TSX”) until the Separation Time;

•	amending the definition of “Lock-up Agreement” to require that lock-up agreements be publicly disclosed;

•	revising the definition of “Separation Time” to clarify that the Board of Directors may determine where appropriate to extend the Separation Time in any of the circumstances cited in the definition;

•	adding provisions to address anti-terrorist or anti-money laundering legislation and privacy legislation; and

•	certain other non-substantive amendments to permit greater clarity and consistency.

The Board of Directors has determined that the proposed amendments and the restatement of the Shareholder Rights Plan are in the best interest of the Corporation and its shareholders. The Board of Directors unanimously recommends that shareholders vote in favour of the resolution. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the resolution. The text of the resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The Shareholder Rights Plan dated as of July 31, 2001 and amended and restated as of February 19, 2002, May 5, 2005, May 9, 2008, and May 12, 2011, between Canadian Pacific Railway Limited and Computershare Trust Company of Canada, as rights agent, be amended and restated as described in the Circular of the Corporation dated May 12, 2011;

2.	The making on or prior to the date hereof of any revisions to the Shareholder Rights Plan as may be required by any stock exchange or by professional commentators on shareholder rights plans in order to give effect to the foregoing revisions or to conform the Shareholder Rights Plan to versions of shareholder rights plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice-President or a director, is hereby approved;

3.	The Shareholder Rights Plan, as amended and restated in accordance with paragraphs 1 and 2 above, is hereby reconfirmed and approved; and

4.	Any director or officer of the Corporation, is hereby authorized, for and on behalf of the Corporation, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and taking of any such actions.

Under the Shareholder Rights Plan, the resolution requires the approval of a majority of the votes cast at the Meeting by Independent Shareholders. In effect, all shareholders will be considered Independent Shareholders provided they are not, at the relevant time, an Acquiring Person or making a take-over bid for the Corporation. The Corporation is not aware of any shareholder who will be ineligible to vote on such resolution at the Meeting.

5.	AMENDMENT TO MANAGEMENT STOCK OPTION INCENTIVE PLAN

*	The MSOIP is part of CP’s competitive total compensation program for its key employees

*	It is intended to align the incentives for key employees with the creation of shareholder value over the long term

*	Details of the MSOIP are set out at page 35 of this Circular in the Report on Executive Compensation of the Compensation Committee

*	Seeking an increase in the number of Shares available for issuance

The Board of Directors believes that it is appropriate to increase the number of Shares available for issuance under the MSOIP so that CP can maintain a competitive total compensation program for its key employees. It is the intent of the Board that the dilution resulting from this increase in the number of Shares available for issuance should be limited to 7%, a self-imposed policy.

The shareholders initially approved the MSOIP on September 26, 2001 and have approved amendments on May 5, 2006 and May 9, 2008. The MSOIP, described on page 35 of this Circular, provides that the maximum number of Shares issuable thereunder is 15,078,642. Of the 15,078,642 Shares authorized for issuance under the MSOIP, 7,117,753 Shares have been issued as a result of the grant and exercise of stock options (“Options”), 7,871,358 Shares are currently subject to outstanding Options, representing 4.7% of the issued and outstanding Shares as of March 24, 2011. There are 89,531 Shares which remain available for future Option grants.

The numbers of Shares authorized for issuance was last approved by shareholders on May 5, 2006. At that time, the MSOIP was amended to increase the maximum number of Shares reserved for issuance effective February 20, 2007.

The MSOIP currently provides the list of amendments for which shareholder approval is required at section 3.7. A housekeeping amendment is being recommended to the MSOIP to clarify that shareholder approval is required to amend section 3.7. The TSX has approved this housekeeping amendment without requesting shareholder approval, on a discretionary basis, due to the nature of the amendment.

The Board of Directors recommends that the MSOIP be amended to increase the maximum number of Shares reserved for issuance under the MSOIP, effective at and after May 12, 2011, by 3 million Shares. This increase will have a resulting dilution of no more than 6.5% of Shares outstanding. To be effective, the resolution must be passed by a majority of the votes cast by the shareholders voting in respect of the resolution.

The Board of Directors recommends a vote FOR the approval of the amendment to the MSOIP to increase the number of Shares that may be issued under the MSOIP.

RESOLVED that the amendment of the MSOIP increasing the maximum number of Shares reserved for issuance under the MSOIP, effective at and after May 12, 2011, by 3 million; be and it is hereby approved.

6.	ADVISORY VOTE ON EXECUTIVE COMPENSATION

*	CP has an executive compensation program designed to reinforce its business strategy and pay for leaders who create long-term value for shareholders

*	Detailed disclosure on CP’s executive compensation program is provided starting at page 30

CP is committed to providing shareholders with clear, comprehensive and transparent disclosure on executive compensation. In order to receive feedback from shareholders on this matter, we are providing shareholders with a non-binding advisory vote on executive compensation, commonly known as “Say on Pay”. The Say on Pay resolution we are proposing to our shareholders is the form recommended by the Canadian Coalition for Good Governance.

As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to compensation over the upcoming years, the Board will take into account the results of this vote, together with other shareholder feedback and best practices in compensation and governance.

As a shareholder, you have the opportunity to vote FOR or AGAINST CP’s approach to executive compensation:

RESOLVED that on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, shareholders accept the approach to executive compensation disclosed in the Circular delivered in advance of the 2011 annual and special meeting of shareholders.

The Board recommends that shareholders vote FOR the advisory vote on CP’s approach to executive compensation.

SHAREHOLDER PROPOSALS

This year CP received no shareholder proposals for inclusion in this Circular. The last day for submission of proposals by shareholders for next year’s management proxy circular is December 23, 2011.

DIRECTORS’ COMPENSATION

*	Director compensation is aligned with shareholder interests and compensates fairly based on market standards to attract and retain qualified directors

*	Comprised of annual retainer, attendance fees and at-risk compensation in the form of deferred share units

Philosophy

CP’s directors’ compensation program shares the same objectives as the Corporation’s executive compensation program: namely, to attract and retain skilled director talent, to pay for performance, and to align with shareholder interests. The compensation elements used to deliver to these objectives include: director annual cash retainers and fees, share ownership requirements and a directors’ Deferred Share Unit (“DSU”) Plan. These elements are described in further detail below.

Cash compensation is targeted at the 50th percentile and long-term incentive (stock-based) compensation at the 75th percentile, resulting in total direct compensation targeted between the 50th and 75th percentiles of the comparator group (“Comparator Group”). This is the same compensation philosophy that applies to CP’s executive compensation; however, the comparator group used to establish competitive pay practices for directors’ compensation is composed of a specific group of large publicly-traded Canadian companies with annual revenues between $2 billion and $10 billion. This differs from the Comparator Group used to establish competitive pay practices for executives which is a criteria-based sample of all large publicly-traded Canadian companies with annual revenues exceeding $1 billion as contained in our consultant’s compensation data bank. Although we use different groups to benchmark directors and executive compensation they are directionally consistent (with large Canadian publicly-traded companies) but we make the sample as large as possible for our executive comparison to ensure a robust match for the various positions, and use a more targeted sample of publicly available data for our directors. We use a different comparator group for benchmarking directors’ compensation versus executive compensation because the target population for skilled corporate directors is derived from a different subset of organizations.

Directors who are also employees of CP do not receive any compensation for Board or committee service.

2010 Directors’ Compensation

Fees

Directors receive an annual retainer for participating on the Board and its committees. They also receive a fee for every meeting attended whether by telephone or in person. At times, meetings are scheduled over a two-day period. In these instances, directors receive a fee for each day.

Non-employee directors not resident in Canada are paid the same face amount of annual retainers and meeting fees in U.S. dollars. Directors are reimbursed for travel and out-of-pocket expenses related to the Board and committee meetings.

The table below sets out the 2010 fee schedule for directors.

					Audit	Audit
	Board	Board	Committee	Committee	Committee	Committee
	Chair	Member	Chair(a)	Member	Chair(a)	Member
	($)	($)	($)	($)	($)	($)
Cash retainer(b)	175,000	40,000	7,000	3,500	12,000	7,000

DSUs	155,000	100,000	—	—	—	—

Meeting attendance fee(b)	(c )	1,500	1,500	1,500	1,500	1,500

Notes:

(a)	Retainers are paid to committee Chairs in addition to the Committee Member retainer.

(b)	Board and committee members may elect to receive all or a portion of their cash compensation in DSUs.

(c)	The fees paid to the Chairman of the Board are all inclusive. He does not receive a per meeting fee.

Directors’ Share Ownership Requirements

To ensure that directors’ interests are aligned with those of shareholders, non-employee directors are required to hold $420,000 in Shares/DSUs within five years of their initial election or appointment to the Board. The Chairman of the Board is required to hold $990,000 in Shares/DSUs within five years of the Chair’s initial appointment. These amounts represent three times their respective annual cash and DSU retainers and were increased in 2007 to be consistent with market median. The Chief Executive Officer (“CEO”) is required to hold four times his base salary in Shares/DSUs pursuant to the ownership guidelines for Executive Officers.

The following table sets out each director’s equity ownership interest in the Corporation as at December 31, 2009 and 2010, the total value of Shares and DSUs held, and the amount needed to meet the minimum share ownership requirement.

								Value at
								Risk as
					Total At-	Multiple of		a Multiple	Has Achieved
				Total	Risk Value	Minimum	Minimum	of Annual	Minimum
				Number of	of Shares	Shareholding	Shareholding	Retainer &	Shareholding
		Number	Number	Shares and	and DSUs	Requirement	Requirement	Stock Based	Requirement
Director	Year	of Shares	of DSUs	DSUs	($)(a)	(b)	($)	Compensation	(b)
J.E. Cleghorn	2010	12,000	30,189	42,189	2,726,253	2.75x	990,000	8.3x	Yes
	2009	12,000	25,002	37,002	2,101,344
	Change	0	5,187	5,187	624,909

T.W. Faithfull	2010	1,460	26,056	27,516	1,778,084	4.23x	420,000	11.5x	Yes
	2009	1,460	22,492	23,952	1,360,234
	Change	0	3,564	3,564	417,850

F.J. Green	2010	32,879	49,899	82,778	5,349,114	1.43x	3,740,000	N/A	Yes
	2009	31,721	49,051	80,772	4,587,042
	Change	1,158	848	2,006	762,072

K.T. Hoeg	2010	0	12,949	12,949	836,764	1.99x	420,000	5.7x	Yes
	2009	0	9,765	9,765	554,554
	Change	0	3,184	3,184	282,210

R.C. Kelly	2010	0	8,593	8,593	555,280	1.32x	420,000	3.8x	Yes
	2009	0	6,100	6,100	346,419
	Change	0	2,493	2,493	208,861

J. Manley	2010	0	13,635	13,635	881,094	2.10x	420,000	5.6x	Yes
	2009	0	10,132	10,132	575,396
	Change	0	3,503	3,503	305,698

L.J. Morgan	2010	0	16,849	16,849	1,088,782	2.59x	420,000	7.4x	Yes
	2009	0	13,599	13,599	772,287
	Change	0	3,250	3,250	316,495

M. Paquin	2010	100	20,473	20,573	1,329,427	3.17x	420,000	9.2x	Yes
	2009	100	17,936	18,036	1,024,264
	Change	0	2,537	2,537	305,106

M.E.J. Phelps	2010	16,479	16,928	33,407	2,158,760	5.14x	420,000	14.0x	Yes
	2009	16,479	13,640	30,119	1,710,458
	Change	0	3,288	3,288	448,302

R. Phillips	2010	3,088	33,047	36,135	2,335,044	5.56x	420,000	14.8x	Yes
	2009	3,088	29,241	32,329	1,835,964
	Change	0	3,806	3,806	499,080

D.W. Raisbeck	2010	0	5,622	5,622	363,294	0.86x	420,000	2.5x	To be fully
	2009	0	2,611	2,611	148,279				met by Oct
	Change	0	3,011	3,011	215,015				2014

H.T. Richardson	2010	15,000	15,715	30,715	1,984,803	4.73x	420,000	13.7x	Yes
	2009	10,000	12,682	22,682	1,288,111
	Change	5,000	3,033	8,033	696,692

M.W. Wright(c)	2010	1,000	38,153	39,153	2,530,067	6.02x	420,000	15.5x	Yes
	2009	1,000	34,144	35,144	1,995,828
	Change	0	4,009	4,009	534,239

TOTAL	2010	82,006	288,108	370,114	23,916,767
	2009	75,848	246,395	322,243	18,300,237
	Change	6,158	41,713	47,871	5,616,530

Notes:

(a)	Total values determined by reference to the closing price of Shares on the TSX and DSUs owned by the directors on December 31, 2010 ($64.62) and December 31, 2009 ($56.79), and exclude Options.

(b)	Based on the greater of book value or closing price of Shares on the TSX on December 31, 2010 ($64.62).

(c)	Will retire from the Board following the Meeting.

As at December 31, 2010, the total numbers of Shares and DSUs held by non-employee directors were 49,127 and 238,209 respectively. These Shares and DSUs had a combined total value of $18,567,653.

Directors’ Deferred Share Unit Plan (“DSU Plan”)

Under the DSU Plan, each director may elect annually to receive all or a portion of their annual cash retainer and committee and meeting fees in the form of DSUs. To participate in this aspect of the DSU Plan, the director’s election must be received prior to the beginning of each calendar year. A DSU is a bookkeeping entry having the same value as one

Share, but is not paid out in cash until the director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the director’s tenure. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Shares. After leaving the Board, the director will receive a cash amount equal to the value of the DSUs held by such director, based on the market value of the Shares at that time, minus applicable withholding taxes.

In addition, the DSU Plan provides for all directors to receive 100% of their long-term compensation in the form of DSUs. Newly-appointed or elected directors receive an initial grant of $100,000 in DSUs upon joining the Board. Directors receive an annual grant of $50,000 in DSUs following each annual meeting of shareholders as part of their stock based compensation; directors also receive a quarterly grant of $12,500 in DSUs. The Chairman of the Board receives a quarterly grant of $26,250 in DSUs.

Only non-employee directors participate in the DSU Plan.

Director Compensation Table

The following table provides the total compensation received by non-employee directors in 2010. Some directors have elected to receive all or a portion of their cash compensation in DSUs.

	Fees
				Stock Based
	Total Fees	Amount of	Amount of	Compensation	Total	% of Total
	Earned	Fees in DSUs	Fees in Cash	(DSUs)	Compensation	Compensation
Name	($)	($)	($)	($)	($)	Taken in DSUs

J.E. Cleghorn	175,000	131,250	43,750	155,000	330,000	87

T.W. Faithfull(a)	88,571	88,571	0	102,990	191,561	100

K.T. Hoeg	81,000	81,000	0	100,000	181,000	100

R.C. Kelly(a)	80,332	40,166	40,166	102,990	183,322	78

J.P. Manley	100,000	100,000	0	100,000	200,000	100

L.J. Morgan(a)	78,982	78,982	0	102,990	181,972	100

M. Paquin	65,500	32,750	32,750	100,000	165,500	80

M.E.J. Phelps	83,000	83,000	0	100,000	183,000	100

R. Phillips	98,500	98,500	0	100,000	198,500	100

D.W. Raisbeck(a)	75,129	75,129	0	102,990	178,119	100

H.T. Richardson	68,500	68,500	0	100,000	168,500	100

M.W. Wright(a)(b)	103,505	103,505	0	102,990	206,495	100

Notes:

(a)	Payments made in US dollars were converted using average rate of exchange of 1.0299.

(b)	Will retire from the Board following the Meeting.

The total compensation in respect of 2010, received by non-employee directors, was approximately $2,367,969. This amount includes the approximate dollar value of DSUs credited to the directors’ respective DSU accounts in 2010.

Directors’ Stock Option Plan (“DSOP”)

On July 21, 2003, the Board of Directors suspended all further grants of Options under the DSOP. The DSOP previously provided grants of Options to purchase 8,000 Shares to each newly-appointed or elected non-employee director. Non-employee directors also received annual grants of 4,000 Options on the third trading day of the TSX following each annual meeting of shareholders at which directors were elected. The exercise price for Options was set at the market value of Shares at the time of grant. Subject to applicable securities rules, Options granted under the DSOP may be exercised from time to time on and after the date of the grant for a period of 10 years. Outstanding Options granted prior to the suspension of the DSOP on July 21, 2003, remain in effect with no amendments. No financial assistance is given for the exercise of Options. Options are not assignable. The maximum number of Shares approved for issuance under the DSOP is 500,000. As of December 31, 2010, there were 340,000 Options remaining in the pool.

The following table sets out information relative to director nominees who were granted Options under the DSOP prior to its suspension on July 21, 2003.

							At Risk Value of
	Number of						In-The-Money
	Securities	Date of		Option	Option	Option	Unexercised
	Underlying	Grant and		Exercise	Total	Total	Options at Fiscal
	Unexercised	Date of	Option Expiry	Price	Exercised	Unexercised	Year-End
Name	Options (#)	Vesting	Date	($)	(#)	(#)	($)(a)

J.E. Cleghorn	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	$296,000
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	$124,080
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	$127,200

M. Paquin	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	$296,000
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	$124,080
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	$127,200

M.E.J. Phelps	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	$296,000
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	$124,080
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	$127,200

R. Phillips	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	$296,000
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	$124,080
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	$127,200

Note:

(a)	The value of the unexercised in-the-money Options as at December 31, 2010, is the difference between the Option exercise prices and $64.62 being the TSX closing price for the underlying Shares on December 31, 2010.

BOARD COMMITTEE REPORTS

The Board has approved terms of reference for each committee and delegated responsibilities as set out in those mandates. Every year, each committee reviews its terms of reference and examines whether it has fulfilled that mandate. To enhance disclosure of the responsibilities and activities of the Board’s committees, each committee has provided a report, highlighting its structure, mandate and significant achievements in the past year.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is satisfied it has fulfilled all responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Fulfill applicable public company audit committee legal obligations and assist the Board in fulfilling its oversight responsibilities in relation to the disclosure of financial statements and information derived from financial statements and in relation to risk management matters, including the review of the annual and interim financial statements of the Corporation, the integrity and quality of the Corporation’s financial reporting and systems of internal control and risk management, the Corporation’s compliance with legal and regulatory requirements, the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors, and the performance of the Corporation’s internal audit function.

HIGHLIGHTS	The Audit Committee, in accordance with its mandate, accomplished the following:

• Finance, Treasury and Risk Management
√ Reviewed activities and plans with respect to Treasury operations
√ Provided oversight to management’s enterprise and financial risk management framework policies and procedures
√ Reviewed management program to obtain appropriate insurance to mitigate risks
√ Provided oversight to management’s integrated control framework

• Financial Reports

  √ Reviewed with management, external and internal auditors annual and interim financial statements, notes to financial statements, Management’s Discussion and Analysis and earnings releases prior to publication

√ Reviewed accounting principles and financial statement presentations including the adoption of US generally accepted accounting principles
√ Reviewed reports on all critical accounting policies and practices to be used and treatments of financial information within generally accepted accounting principles

• Internal Controls
√ Reviewed management’s reports on the effectiveness of internal control systems to assess the effectiveness of the design and operation of internal controls

• External Auditors
√ Selected and recommended, for shareholder approval, appointment of external auditors
√ Reviewed and approved external auditors’ annual audit plan
√ Reviewed external auditors’ compensation and recommended for Board approval
√ Reviewed qualifications and performance of the external auditors
√ Reviewed and assessed external auditors’ independence
√ Reviewed external auditors’ annual report on their internal quality control procedures

• Internal Audit Function
√ Reviewed and approved internal auditors’ annual audit plan
√ Reviewed regular reports by the internal auditors on the audits performed and monitored management’s responses to matters identified

MEMBERSHIP	• M.W. Wright (Chair)
• K.T. Hoeg
• R.C. Kelly
• J.P. Manley
• L.J. Morgan
• R. Phillips

All members are “financially literate” as required by the New York Stock Exchange (“NYSE”) and the Canadian Securities Administrators (“CSA”).

Mr. Wright, Ms. Hoeg, Mr. Kelly, Mr. Manley and Mr. Phillips are “audit committee financial experts” under the Securities and Exchange Commission of the United States (“SEC”) rules.

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

REPORT OF THE GOVERNANCE COMMITTEE

The Governance Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Overall responsibility for monitoring and assessing the functioning of the Board and its committees, and for developing and implementing good corporate governance practices. Identifies individuals qualified to become Board members and recommends to the Board the director nominees for the annual meetings of shareholders. Oversight responsibility in respect of major issues of public policy relevant to the business of the Corporation and its subsidiaries.

HIGHLIGHTS	The Governance Committee, in accordance with its mandate, accomplished the following:

• Oversight of Corporate Governance Matters
√ Reviewed corporate governance framework and activities
√ Reviewed corporate governance disclosure
√ Monitored developments concerning shareholder advisory votes on executive compensation and recommended the Corporation adopt an advisory vote in 2011
√ Reviewed and amended Corporate Governance Guidelines to include shareholder advisory votes on executive compensation and shareholder engagement

• Board and Committee Composition
√ Reviewed the competencies and skills the Board should possess
√ Reviewed the competencies, skills and other qualities existing directors possess
√ Identified and recommended qualified director nominees
√ Appointed members of committees
√ Maintained an evergreen list of director candidates to fill upcoming gaps in the Board’s composition

• Directors’ Compensation
√ Reviewed and updated after no changes in 2008 and 2009

• Board Effectiveness
√ Reviewed and evaluated the performance and effectiveness of the Board, committees and individual directors
√ Assessed the effectiveness of the working relationship and communications between the Board and management

• Disclosure
√ Approved the governance statement for the Circular

• CEO Performance Evaluation
√ Conducted annual performance review of CEO

MEMBERSHIPS
  •  R. Phillips (Chair)
  •  J.E. Cleghorn, Chair, Board of Directors
  •  T.W. Faithfull, Chair, HSS&E Committee
  •  J.P. Manley, Chair, Pension Committee
  •  M.E.J. Phelps, Chair, Compensation Committee
  •  M.W. Wright, Chair, Audit Committee

The Governance Committee includes the Chair of each of the other Board committees to enhance communication and overall governance.

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

REPORT OF THE HSS&E COMMITTEE

The HSS&E Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Provides oversight by reviewing with management the environmental, safety and security practices, policies and procedures of CP to monitor their effective implementation and compliance with applicable legislation, regulatory requirements and industry standards. Monitors specific environmental, health, safety and security issues and incidents and reviews management efforts focused on prevention and mitigation of problems and incidents.

HIGHLIGHTS	The HSS&E Committee, in accordance with its mandate, accomplished the following:

• Oversight of Health, Safety, Security and Environmental Issues
√ Reviewed existing practices and procedures and their implementation
√ Monitored legislation, regulatory requirements and industry standards
√ Reviewed management efforts focused on prevention and mitigation of problems and incidents including emergency response and critical crises exercises
√ Oversight of safety program which produced improvements in train accident rates and personal injury rates
√ Reviewed legislation and regulatory changes in Canada and the United States

MEMBERSHIPS	• T.W. Faithfull (Chair) • F.J. Green • R.C. Kelly • L.J. Morgan • M. Paquin • M.W. Wright

MAJORITY INDEPENDENT	All members are independent other than F.J. Green.

REPORT OF THE PENSION COMMITTEE

The Pension Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference available at www.cpr.ca	Assists the Board in overseeing the administration and governance of the pension plans of CPRC, in order to meet applicable legal and fiduciary obligations to plan members.

HIGHLIGHTS	The Pension Committee in accordance with its mandate, accomplished the following:

• Oversight of Pension Plans
√ Reviewed and monitored the performance of the defined benefit and defined contribution pension funds
√ Regularly reviewed the financial status of, and funding issues related to, the defined benefit pension option
√ Recommended a voluntary pension pre-payment to defined benefit pension plans to reduce volatility in future pension funding requirements
√ Reviewed the pension plan audited financial statements
√ Reviewed a report on the actuarial valuation of the defined benefit pension plan
√ Approved the appointment of the auditor of the pension plan
√ Reviewed and updated the investment strategy policies and procedures for the defined benefit pension plans
√ Provided oversight to management’s risk management plans for the defined benefit pension plans

MEMBERSHIP	• J.P. Manley (Chair)
• K.T. Hoeg
• M.E.J. Phelps
• R. Phillips
• D.W. Raisbeck
• H.T. Richardson

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Fulfill applicable public company compensation legal obligations and assist the Board in discharging responsibilities relating to the appointment, compensation and reporting relationships of the Corporation’s executives; the compensation philosophy of the Corporation; the adoption and amendment of incentive compensation plans; the establishment of performance objectives for senior officers; and succession plan.

HIGHLIGHTS	The Compensation Committee, in accordance with its mandate, accomplished the following:

• Compensation Philosophy
√ Considered compensation philosophy generally, including reviewing incentive compensation programs to promote consistency with effective risk management
√ Reviewed reports from its independent advisor as part of a comprehensive assessment of CP’s compensation program relative to its peer group
√ Reviewed the shareholdings of senior officers relative to share ownership guidelines
√ Recommended the approval of a revised form of standard double-trigger change in control agreements based on independent review of market practices

• Succession Planning

  √ Reviewed executive talent management and assessed the effectiveness of leadership development programs and processes as well as the depth and diversity of succession pools in light of the risks and opportunities facing CP

√ Assessed and identified potential succession candidates for all Executive Officer positions including that of the CEO and reviewed their development plans
√ Made recommendations to the Board for senior officer appointments and the associated impacts on their total compensation
√ Oversaw the selection, evaluation, development and compensation of other members of senior management

• Chief Executive Officer Performance and Compensation
√ Reviewed the performance goals of the CEO
√ Recommended CEO compensation to the independent directors of the Board

• Other Duties and Responsibilities
√ Reviewed the Compensation Discussion and Analysis for the Circular
√ Recommended an amendment to the management stock option incentive plan to refresh the option pool while maintaining a maximum dilution level of 7%

MEMBERSHIPS	• M.E.J. Phelps (Chair)
• T.W. Faithfull
• L.J. Morgan
• D.W. Raisbeck
• H.T. Richardson

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

2010 EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

Dear Shareholders,

We think it is important for our shareholders to understand the guiding principles that we use to make pay decisions for our senior executives. CP incorporates best-in-class technology and environmental practices and is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency which will allow us to deliver competitive returns to shareholders. The details of our programs are described within the Compensation Discussion & Analysis section of this Circular. We would like to draw your attention to the following highlights.

Compensation Foundation and Philosophy

We operate a relatively capital intensive business that requires a long-term outlook, as well as low cost access to capital markets on a regular basis. To ensure our senior executives have this focus, we emphasize long-term incentives within our overall compensation strategy. Our long-term incentives reward share price appreciation, total shareholder return compared to large public Canadian companies and effective long-term capital management. In addition, we have share ownership guidelines and programs that encourage our executives to build and sustain equity in the Company.

Our annual bonus opportunity is earned through corporate and individual performance relative to pre-defined goals. Our plan is simple and focused. The opportunity is assessed as a function of operating income, which reflects our emphasis on profitable growth. The CEO’s individual performance is assessed on the basis of safety, growth, and leadership of the Company. Ultimately, the Board ensures that railway safety, environmental compliance and competitive operating performance are overriding considerations in how success is measured.

In addition to our performance-based pay, we provide market-competitive salaries and pensions. These latter components are important for two reasons: they provide a balance to ensure our total compensation does not encourage excessive risk taking; and they help us attract and then retain the key talent we need.

Pay and Performance

We endeavour to be rigorous in assessing performance; our executive pay decisions reflect this. We did not pay any annual bonuses for 2008 since the operating income threshold was not met. In addition, 50% of the performance-contingent Options granted in 2007 and 2008 did not vest since the Company did not meet its operating ratio targets.

However, after successfully maneuvering through the economic downturn in 2008 and 2009, the Company experienced outstanding financial and operating performance in 2010 with operating income increasing by 34% to $1,116 million, and a 20% increase in our share price. Our annual incentive awards this year reflect that outstanding performance.

For 2010, the Board approved total direct compensation for Mr. Fred Green, our President and Chief Executive Officer, of $5,235,162. This represents an increase of 26% over 2009, reflecting two very different performance years. 50% or $2.6 million, of his total direct compensation is in the form of long-term incentives. This component is fully at risk and the ultimate value realized will depend on CP’s future performance.

Looking Forward

In 2010, the Committee undertook an in-depth review of our executive compensation philosophy in anticipation of forthcoming executive and management retirements. We are increasingly in competition with other railroads for key executive talent. Several key hires in recent times have come from the other large North American railroads (“Class I Railroads”). As a result, we will begin to include a reference to pay levels among the other Class I Railroads when making pay decisions. We will continue to use a sample of large Canadian companies as a reference point.

Our Committee, on behalf of the Board, actively manages all aspects of our executive compensation program. Our focus is to act in the best interest of CP and its shareholders. We believe that our compensation philosophy and programs are aligned with our business strategy, appropriately reflect market practice and emerging governance trends, and support sustained shareholder value creation.

As part of our ongoing commitment to continuously improve how we do what we do, in 2011, shareholders will have the opportunity to vote on our Company’s approach to compensation. We have always welcomed shareholder feedback and we look forward to our first “say on pay” vote this year.

Michael E. J. Phelps	John E. Cleghorn
Chair, Compensation Committee	Chairman of the Board

COMPENSATION DISCUSSION AND ANALYSIS

Principles and Objectives of CP’s Executive Compensation Program

CP’s executive compensation program is designed to:

•	reinforce CP’s business strategy;

•	motivate sustained high levels of performance;

•	reward leaders who create long-term value for our shareholders;

•	help our management team build equity in the Corporation; and

•	support CP’s vision and values of delivering results, leadership, teamwork, improvement and innovation.

CP provides compensation opportunities that are competitive with other large Canadian companies. For our executive officers, including our Named Executive Officers (“NEOs”), the majority of pay is “at risk” and is earned through successful execution of our business strategy, provided the shareholders also benefit.

Key Performance Drivers

CP’s incentive plans provide a clear performance focus. Our annual incentive plan focuses on Operating Income, and our Long Term Incentive Plans (“LTIP”) focus on absolute share price appreciation, Total Shareholder Return (“TSR”) compared to the S&P/TSX60, and Return on Capital Employed (“ROCE”). Two of these are essential measures for our business, and two measure the success of outcomes for our shareholders.

Operating income is the measure for the corporate performance component of our annual incentive plan, and it acts as a performance hurdle or circuit breaker, for any payments under the plan, including the individual performance component. In 2009, three temporary measures were introduced: controllable expense margin, fixed cost reduction and cash ratio. These measures focused on cost management and control of ongoing financial strength, which in turn contributed to our success in weathering the economic downturn. 2010 marked a return to operating income as the measure for the corporate component of the annual incentive plan.

Our Long Term Incentive Plans are comprised of two vehicles; Options continue to be a mainstay, and Performance Share Units (“PSUs”) that are earned based on Total Shareholder Return compared to the S&P/TSX60, and ROCE. Both TSR and ROCE use a 3 year horizon.

Within our annual incentive plan, individual performance goals are pre-established and are designed to support overall business success and execution of our business strategy.

Risk Profile and Risk Management

Ours is a capital intensive business. We need to maintain our assets and manage through short-term economic cycles for long-term growth. Above all else, ensuring the safety of our employees and the communities in which we operate is our top priority.

We believe that our compensation philosophy and programs achieve an appropriate balance of focusing attention on key business drivers, rewarding performance achievements and aligning our executives with our shareholders’ long-term interests, while not encouraging excessive or inappropriate risk-taking.

Our Compensation Committee oversees risk management related to executive compensation. Key areas to note are:

•	Effective succession planning has long been a focus of the Compensation Committee. CP has a comprehensive succession plan with detailed annual reporting to the Compensation Committee. CP is planning for the future through a combination of internal moves and development efforts, selectively supplemented by external hires. CP’s increased presence in the US, through the acquisition and integration of Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”), provides increased opportunities for the strategic development of key employees.

•	The Board has a detailed and documented process for identifying talented individuals for possible succession to the positions deemed critical for the success of the Corporation. During 2010, the Board focused discussions on the senior level positions including Chief Executive Officer, Chief Financial Officer and Chief Operations Officer, discussing planned succession as well as planning for illness, disability or other unplanned absences.

•	CP’s compensation philosophy is under review by the Compensation Committee. This review is being conducted in anticipation of increased attrition at the executive and management levels in the next 5 years due to our demographic profile, and to attract and retain high performing executives. A number of management and executive hires are expected to be recruited externally, and consistent with our experience, it is anticipated that many of these hires will be from the railroad industry. As a result, in addition to CP’s existing comparator group of large Canadian companies, in 2011 we will start using the Class 1 Railroads as another reference point in determining compensation for executive officers.

•	CP’s senior executives, including our NEOs, have the majority of their pay at risk, and at CP we are very tough on performance; this means that in a difficult economic environment such as we experienced in 2009, or if we do not deliver on our strategic plan, our senior executives’ pay clearly reflects this. Our pension plans provide an important balance within the overall pay mix; they provide a level of financial security, and support retention, through challenging economic periods.

•	CP has share ownership guidelines for our executives and programs to encourage our executive officers and employees in building equity in the Corporation. We believe that a sustained ownership position is a powerful risk-management tool, as it clearly aligns our executives’ interests with the shareholders’ interests.

2010 Performance and Pay

2010 marked a return to our growth strategy. Volumes increased and our continued focus on cost management and maintaining a strong balance sheet supported our recovery. These efforts, plus continuing improvement in equity markets resulted in CP’s stock price increasing by more than 20% in 2010.

To support this strategy, in 2010:

•	A modest salary program was implemented after cancelling the annual management salary program in 2009.

•	The Corporation’s partial matching of employee investments in Shares under the ESPP was reinstated for non-union employees.

•	Operating Income was reinstated as the performance measure for the corporate component of the annual incentive plan, reflecting the focus on profitable growth as part of our business strategy.

•	A process of organizational alignment, Alignment and Accountability (“A&A”), was introduced to create a maximally efficient corporate structure that will support our continued objective to be the safest, most fluid railway in North America.

•	A new Defined Contribution (“DC”) Pension Plan was introduced and coincident with that change, the Defined Benefit (“DB”) Plan was closed to new management hires.

Our incentive compensation programs demonstrate clear pay-for-performance linkage and challenging standards:

•	In 2010, our ability to adjust quickly to volume shifts resulted in double digit volume growth and an increase in revenue of 13% to $5.0 billion.

•	50% of the performance-contingent Options granted in 2008 did not reach their Operating Ratio performance targets and as a result, did not vest.

•	Shareholders will be asked at the 2011 Meeting to amend the MSOIP to increase the maximum number of Shares that may be issued under the MSOIP as referenced on page 19.

•	Our regular Options gained value consistent with the increased stabilization of the stock market, and as a result, only grants from 2008 remain “underwater”.

Compensation Elements for Executive Officers

The following table summarizes the various elements of CP’s executive compensation plan, how they are determined, and how each of them fit into our overall compensation philosophy. The compensation package for executive officers (“Executive Officers”) is composed of the following elements: base salary, annual cash incentives, long-term equity-based incentives, pension and other compensation. The target value of each element, as a percentage of base salary, varies in accordance with the individual’s level in the organization, and is regularly benchmarked against competitive practices of our targeted Comparator Group.

Alignment/Fit With
		Performance	Determination of	Overall
Compensation Element	How It Is Paid	Period	Element	Compensation Objectives
Base Salary	Cash	Annual	Salaries are benchmarked to the 50th percentile of the Comparator Group and are linked to the performance, scope of responsibilities and experience of each executive	Attract and retain highly qualified leaders: benchmarking against the Comparator Group ensures base pay is competitive

Annual Incentive Plan	Cash	Annual	Target awards are based on the executive’s level in the organization and are benchmarked to the 50th percentile of the Comparator Group; actual payouts are based on achievement of corporate and individual objectives	Attract and retain highly qualified leaders through an opportunity to earn a market-competitive level of cash incentives, based on annual performance. Motivate high corporate and individual performance

	DSUs	Until termination of employment	At the executive’s election, units are awarded in lieu of cash payout of the annual incentive to facilitate achievement of share ownership requirements	Sustained alignment of executive and shareholder interests; since the value of DSUs is directly related to share price and cannot be liquidated until six months after termination of employment

Long-Term Incentive Plan			Designed to target total long-term incentives at the 75th percentile of the Comparator Group	Align executive and shareholder interests over the longer term: actual value realized depends on share price performance. Attract and retain highly qualified leaders by providing a competitive incentive opportunity

	PSUs	3 years	PSUs are granted to Executive Officers as half of their LTIP value. They vest only upon achievement of predefined market and financial goals	Focus the leadership team on achieving challenging performance goals, with the value received driven by both share price improvement and company performance

	Regular Stock Options	Up to 10 years	Regular Options are granted to Executive Officers as half of their LTIP value, and are based on the executive’s level in the organization. Options vest 50% on the second anniversary of the grant and 50% on the third anniversary	Focuses leadership on creating sustainable, long-term shareholder value

Pension	Defined Benefit and Defined Contribution pension plans		Pension benefit is based on pay and service and is designed to be market competitive	Attract and retain highly qualified leaders. Provide an appropriate risk management balance to an otherwise highly performance-focused pay package

CP benchmarks all compensation elements against competitive market information for the Comparator Group, which is a criteria-based sample of publicly-traded Canadian companies of a similar size (with annual revenues exceeding $1 billion) as contained in our consultant’s compensation data bank. Specific companies might change from year to year, depending on participation in the consultant’s survey and matches to individual jobs. The 2010 Comparator Group is listed in Appendix 2. Compensation elements are targeted near the median of this Comparator Group, with the exception of the LTIP for Executive Officers, which stipulate challenging performance goals, and is designed to target the 75th percentile of the Comparator Group. As a result, total compensation is positioned between the 50th and 75th percentiles, and is typically midway between those two points. Actual pay received is highly dependent on performance, particularly share price performance.

The overall compensation package has significant pay subject to performance risk, as shown in the table below. Pension values have not been included in this calculation since they are highly dependent on individual employee demographics (age and years of service) plus actuarial assumptions and would thus distort this description of the intended compensation mix.

		Short-Term	Long-Term	Total Pay
	Base Salary	Incentives	Incentives	at Risk
Title	(%)	(%)	(%)	(%)
CEO	20	19	61	80

CFO	16	11	73	84

COO	24	16	60	76

EVP	29	18	53	71

Senior Vice-President	34	19	47	66

Vice-President	44	18	38	56

1.	Base Salary

Base salaries are targeted at the median of the Comparator Group. The Compensation Committee commissions an analysis of market data and reviews management’s recommendations for any changes against that data. The Compensation Committee recommends any changes to the Board of Directors, or, in the case of the CEO, to the Governance Committee of the Board. Individual salary levels are determined according to a number of factors, including the individual’s performance, responsibilities, and experience. Executive Officer base salaries are slightly below the 50th percentile of the Comparator Group.

Base salaries are reviewed annually as part of CP’s performance management program. All employees, including executives and the CEO, are required to set objectives annually which guide and focus their work performance over the year. Performance against those objectives is assessed mid-year and at year-end through performance review discussions with the executive’s manager, including input from the CEO if the Executive Officer is not a direct report of the CEO. Following the year-end assessment, a formal performance rating is recorded which provides the basis for any increase to base salary.

Base salary increases for Executive Officers are recommended to the Compensation Committee by the CEO after consultation with their managers (where the individual is not a direct report of the CEO) and the Vice-President Human Resources and Industrial Relations. In the case of the CEO, the Governance Committee assesses his performance against his personal objectives, and based on that assessment, the Compensation Committee makes a recommendation concerning any changes to base salary to the Governance Committee.

2.	Annual Incentive Plan

All non-unionized employees, including Executive Officers, participate in CP’s Performance Incentive Plan (“PIP”). This plan provides an opportunity for employees to earn an annual cash award based on the achievement of corporate targets (the “corporate component”) and specific individual performance objectives through the performance management program described above (the “individual component”). Each year, key performance measures are set by the Board in respect of the corporate component. Performance measures relating to the individual component are set by individual employees (including all Executive Officers) with their managers, or in the case of the CEO, by the Compensation Committee (subsequently approved by the independent directors of the Board of Directors).

Awards under the PIP are not paid if minimum performance targets are not met. If target performance levels are attained, the target award level is payable. If performance is exceptional, then an award in excess of the target may be approved by the Board. The maximum bonus opportunity for exceptional CP financial performance and individual contribution is

200% of the target award level. The level of performance and the award itself are interpolated if they fall between threshold, target and maximum levels.

Individual ratings reflect the achievement of pre-established individual performance objectives and are evaluated and calibrated through CP’s performance management program. Any award payable under the individual component is subject to a minimum level of corporate performance, a “circuit breaker”, which is set annually by the Board. In addition, unsatisfactory individual performance will result in no award being paid under either the corporate or individual components of the PIP.

The weighting of the corporate and individual components is dependent on an employee’s level in the organization. Weightings for the 2010 annual incentive plan are as follows:

	Target Award
	as a percentage	Corporate	Individual
	of base	Component	Component
Level	salary (%)	Weighting (%)	Weighting (%)
CEO	95	75	25

Other NEO	55 - 70	75	25

Other Executive Officers	40 - 50	75	25

Senior Managers	20 - 30	60	40

Remaining Participants	5 - 15	50	50

The ultimate award payable to a participant under the PIP is the sum of the corporate and individual components calculated as follows:

Corporate Component:  base salary X target award level X corporate component weighting X the corporate payout percentage;
plus

Individual Component:  base salary X target award level X individual component weighting X individual payout percentage.

Following a year-end assessment, the Compensation Committee reviews and approves individual awards for each of the Executive Officers and the aggregate of all awards payable under the PIP.

Executive Officers may elect to defer their compensation by receiving all or a portion of their annual incentive award in DSUs.

For performance in 2010, the corporate component had a target of $906 million in operating income. Operating income is defined as revenues less expenses (excluding unusual items) and is based on an assumed foreign exchange rate.

Actual 2010 operating income adjusted for foreign exchange was $1.131 billion. This exceeded the level required for a maximum award under the Performance Incentive Plan, and as a result, the Board approved a payout of 200% of target award levels applicable to the corporate component of the plan.

The Board also approved a payout on the individual component, the level of which varies depending on the individual’s performance as calibrated through CP’s performance management program. For the Named Executive Officers, individual award levels range between 100% and 150% of the individual component (further details are provided by NEO starting on page 41).

Executive Deferred Share Unit Plan

The Executive DSU Plan is designed to promote sustained alignment of interests between executives and shareholders, to help executives build equity in CP and meet their share ownership requirements. Under the Executive DSU Plan, Executive Officers may elect to receive all or a portion of their annual incentive award in DSUs. The Executive Officer must elect to participate in this aspect of the Executive DSU Plan prior to the beginning of the calendar year for which the annual incentive award is paid. When any annual incentive award is determined, the amount elected is converted to DSUs, which have a value equal to the average market price of a Share for the ten trading days immediately prior to December 31st of the calendar year for which the award is paid.

Executive DSU Plan participants may redeem their DSUs only after termination of employment or retirement. In addition, DSUs granted after December 31, 2004 may not be redeemed until at least 6 months following the end of the participant’s employment. The value of the DSU at the time of payment will be based on the average market price of a Share for the ten trading days immediately preceding the payment date.

To assist in the attainment of an Executive Officer’s share ownership guideline, during the first six months following the appointment of the Executive Officer or a change in their ownership level requirement, CP will contribute one DSU for every three Shares or DSUs acquired by the individual. For the next 54 months following that six-month period, CP will contribute one DSU for every four Shares or DSUs acquired by the Executive Officer. The matching DSUs will vest if the underlying Shares or DSUs are held for a three-year period. The CP match is capped at the minimum level required to meet the share ownership guidelines when combined with the Executive Officer’s contribution during the first six months of the appointment.

3.	Long-Term Incentives

Performance Share Units (“PSUs”) complement the Corporation’s option plan for executives and are the sole LTIP vehicle for the balance of participants. PSUs align with CP’s pay for performance philosophy in that participants receive the value of the units only if performance targets are achieved.

The option plan ensures senior leadership focus on key financial and shareholder performance metrics, and the long-term growth and financial success of CP, thereby increasing shareholder value. The long-term performance focus of Options and the multi-year vesting requirements also encourage management retention. The Compensation Committee makes recommendations to the Board of Directors regarding both grants of Options and PSUs to Executive Officers.

Performance Share Units

The performance period for PSUs is a 3 year cycle. Performance measures and targets, as well as the number of PSUs granted are set by the Board at the beginning of each performance period. If performance targets are achieved at the end of the three year period, PSUs vest and are paid out in cash based on the number of units that are earned and the ending share price. PSUs also attract dividends which are reinvested into additional share units, resulting in the growth of the number of PSUs over the performance period.

For the 3 year performance period beginning January 1, 2010 and ending December 31, 2012, the two performance measures are Return On Capital Employed and Total Shareholder Return as compared to the S&P/TSX60 index. Both measures are equally weighted at 50%, providing a balance between financial and market performance.

Return On Captial Employed is calculated on the basis of earnings before interest and taxes, divided by total assets, less current liabilities, as measured under US Generally Accepted Accounting Principles (“US GAAP”). It is an all encompassing measure of performance which shows how productively the Corporation uses its assets. Total Shareholder Return compares CP’s share price growth over the performance period, to the growth of the S&P/TSX60 index over the same period.

In 2010, a total of 328,020 PSUs were granted. Targets for the 3 year performance period are:

				TSR CAGR*
				Relative to
Performance			2012 Pre-Tax	index
Period	Performance Level (% of Units)		ROCE 50%	50%
	Threshold	50	7.5%	-2%
2010 – 2012	Target	100	8.4%	0%
	Exceptional	200	11.2%	4%

* Compound Annual Growth Rate

As with CP’s annual incentive plan, if threshold levels are not met, no award is payable under the PSU plan. If performance is exceptional, an award in excess of target to a maximum of 200% may be approved by the Board. The level of performance and award are interpolated if they fall between threshold, target and maximum levels. This is an additive plan therefore one or both of the measures may pay out if thresholds are met.

Management Stock Option Incentive Plan

The number of Options is determined by dividing a targeted dollar amount (determined by market surveys), which is expressed as a percentage of the recipient’s salary, by the theoretical value of an Option. That value is determined by broadly used valuation models that estimate the probable future payout, applied to the 30 day average closing Share price prior to the approval of the grant. Neither the amount, nor the terms of previously granted Options are taken into consideration in determining the size of a new grant. To do so might result in an unintended consequence of encouraging early exercise to avoid having future grants penalized due to significant outstanding Option holdings. In addition, it might disadvantage long-service employees and those who remain committed to the stock.

Regular Options expire ten years from the date of grant; half become exercisable on the second anniversary of the grant and the balance on the third anniversary. Tandem Share Appreciation Rights (“SARs”) are attached on a one-to-one basis and have consistent vesting requirements. Plan participants can exercise the Tandem SARs for cash equal to the difference between the market price of the Shares on the TSX on the date of exercise and the exercise price of the Option, which is a deductible cash expense for the Corporation, subject to mark-to-market accounting, and does not result in any dilution to existing shareholders.

Prior to 2009, CP granted performance contingent Options. These Options have a shorter term and vest based on pre-determined operating ratio targets. If the operating ratio hurdles are not reached, the Options do not vest and are cancelled. This occurred with half of the 2007 and 2008 grants, where the operating ratio target was not achieved.

Under the terms of the MSOIP, the maximum number of Shares that may be reserved for issuance to insiders as Options is 10% of the number of Shares outstanding. The maximum number of Options which may be granted to insiders within a one year period is 10% of the number of Shares outstanding and to any one insider is 5% of the number of Shares outstanding. The maximum number of Options which may be granted to any one individual is 5% of the number of Shares outstanding at the time of the reservation.

Shareholders will be asked at the Meeting to amend the MSOIP to increase the maximum number of Shares that may be issued under the MSOIP as referenced on page 19.

Notwithstanding the limits noted above, the dilution level, measured by the number of Options available for issuance as a percentage of outstanding Shares continues to be capped, at the discretion of the Board, at 7%. CP’s potential dilution level at year end is 4.8%.

The CEO, as well as the Chairman of the Board and the Chair of the Compensation Committee, also have authority to grant Options to employees within certain defined parameters. For 2010, the Compensation Committee authorized a pool of 100,000 Options for issuance by the CEO under this authority from which he granted 32,800 Options to 22 employees for the purposes of performance recognition and retention.

Participants in the plan are granted a number of Options, exercisable at the last closing market price of Shares on the TSX prior to the approval of the grant. The exercise price of Options, may not be reduced without shareholder approval. The following table illustrates Options outstanding as of December 31, 2010:

		Percentage of
	Number of	Outstanding
As at December 31, 2010	Options/Shares	Shares
Options already granted and outstanding	7,433,608	4.4

Options available to grant	708,531	0.4

Shares issued following exercise of Options	6,936,503	4.1

Options granted during 2010	844,800	0.5

Since the inception of the MSOIP in October 2001, a total of 15,078,642 Shares have been made available for issuance under MSOIP from which 6,936,503 Shares have been issued through the exercise of Options. No financial assistance is provided to Option holders to facilitate the purchase of Shares under the MSOIP. In addition, CP has a policy that prohibits employees from forward selling Shares that may be delivered upon the future exercise of Options under MSOIP or otherwise monetizing Options granted under the MSOIP other than through exercising the Option and selling the Shares in a public venue. CP prohibits Option re-pricing without shareholder approval.

An Option will expire before its normal expiry date if: (a) an Option holder resigns from his or her employment, in which case the Option will expire in 30 days; (b) an Option holder’s employment is terminated without cause, in which case the Option will expire in six months; (c) an Option holder’s employment is terminated for cause, including where an Option holder resigns after being requested to do so as an alternative to being terminated for cause, in which case the Option will expire immediately; (d) an Option holder dies, in which case the Option will expire in 12 months. An Option will continue to vest and expire on its normal expiry date if an Option holder’s employment ceases due to permanent disability or an Option holder retires upon attaining the mandatory or early retirement age established by CPRC from time to time. However, an Option granted after August 2, 2006 will expire on the earlier of a) its normal expiry date or b) five years after the Option holder retires, upon attaining the mandatory or early retirement age.

If an Option will expire during a blackout period, it will be extended beyond its normal expiry date to a date 10 business days after the date on which the blackout period ends, provided that if a further blackout period is imposed prior to the end of the extension, the Option term will be further extended at the end of the additional blackout period so that the number of days during which Option holders are able to exercise the Options is extended for a total of 10 business days.

Options may be assigned only to an Option holder’s family trust, personal holding corporation, or retirement trust or a legal representative of an Option holder’s estate or a person who acquires the Option holder’s rights by bequest or inheritance.

The Board may amend the MSOIP, but no amendment may be made without required regulatory or shareholder approvals. No entitlements have been granted under the MSOIP that require ratification by shareholders.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table shows, as of December 31, 2010, compensation plans under which equity securities of the Corporation are authorized for issuance upon the exercise of Options outstanding under the MSOIP and the DSOP. The table also shows the number of Shares remaining available for issuance and includes 340,000 Shares under the DSOP although grants under this plan are currently suspended.

			Number of securities
			available for future
	Number of securities to	Weighted-average	issuance under equity
	be issued upon exercise	exercise price of	compensation plans
	of outstanding Options,	outstanding Options,	(excluding securities
	warrants and rights	warrants and rights	reflected in column (a))
Plan Category	(a) (#)	(b) ($)	(c) (#)
Equity compensation plans approved by security holders	7,529,608	50.46	1,048,531

Equity compensation plans not approved by security holders	0	0	0

Total	7,529,608	50.46	1,048,531

The material features of the equity compensation plans referred to in the previous table are described in Note 27 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2010, and elsewhere in this Circular.

4.	Pension

CP maintains a contributory defined benefit pension plan which enables pensions to be paid to eligible officers and employees of CP at retirement. This plan comprises a Basic Pension Plan, which is a registered pension plan under the Income Tax Act (the “Basic Pension Plan”), and a Supplemental Pension (the “Supplemental Pension Plan”), which provides retirement benefits in excess of the benefits payable from the Basic Pension Plan. Under the combined Basic and Supplemental Pension Plans, the amount of an individual’s pension is based on 2% of the average of the best five consecutive years or final 60 months of pensionable earnings multiplied by credited years of service up to a maximum of 35, inclusive of pensions under the Canada Pension Plan or Quebec Pension Plan.

Under the Basic Pension Plan, annual incentive plan awards approved by the Compensation Committee are included in the calculation of pensionable earnings for management service accrued after 2000. The best five-year average of such awards is limited to the individual’s target level at retirement. The normal retirement age under the Basic Pension Plan is 65. The pension is payable for the lifetime of the retiree and continues to the surviving spouse at rates set forth in the Basic Pension Plan. A portion of the pension is indexed at 50% of the change in the Consumer Price Index (“CPI”). This indexation increase is capped at 3% in any given year. Under the Basic Pension Plan, the pension benefit is limited to the maximum amount prescribed under the Income Tax Act. Due to these Income Tax Act maximums, the primary pension value for Executive Officers is derived from CP’s non-contributory Supplemental Pension Plan described below.

The Supplemental Pension Plan provides pension benefits in excess of the maximum permitted under the Basic Pension Plan. For members who joined the Supplemental Plan prior to October 1, 2008, annual incentive plan awards are included in the calculation of pensionable earnings for all years of service (rather than just service after 2000 as provided for in the Basic Pension Plan described above). Members of the Basic Pension Plan and the Supplemental Pension Plan can retire with an unreduced pension when their age plus credited service equals 85 years, with a minimum age of 55, subject to employer consent. Members of the Supplemental Pension Plan may also retire with an unreduced pension at age 60 with the pension calculation based on their credited service at the time of retirement.

The Supplemental Pension Plan has provided prior deemed service benefits for executives who were hired in mid-career prior to 2010. These additional benefits were subject to a five year vesting period. Effective in 2010, this provision is no longer available to new participants.

A DC pension option was introduced in both the Basic Pension Plan and Supplemental Pension Plan effective January 1, 2001. Non-unionized employees were given the opportunity at that time to participate in the DC pension Option, which included the ability to switch to the DB option at age 45.

In 2010, a new DC option was introduced. Concurrent with its introduction, the DB plan was closed to all newly hired non-unionized employees. Employees who were members of the existing DC option had the choice of transferring to the new DC plan. Employees who opted to remain in the existing DC plan retained the ability to switch to the DB option at age 45.

5.	Other Compensation

ESPP

All employees have an impact on CP’s success and Share ownership enhances the linkage of employees’ interests with those of shareholders. The ESPP provides a mechanism for eligible CP employees to acquire Shares through payroll deductions.

Contributions by CP and by eligible employees are used to make purchases of Shares on the open market. CP purchases and contributes one Share for every three Shares purchased by eligible employees to a maximum of 6% of the employee’s salary. Employees may contribute to the ESPP to a maximum of 10% of their base salary. In no case will Shares be issued from treasury in connection with the ESPP. Shares contributed by CP will not vest in favour of the eligible employee until the end of the calendar quarter in which the underlying Shares purchased by the employee’s contribution have been held for a period of one year. Employees must remain participants of the ESPP at the time of vesting in order to receive the CP match.

In April 2009, employer contributions to the ESPP were suspended for the balance of the year as a cost reduction initiative and, as a result, there was a decline in employee participation in the ESPP during this period. Employer contributions were reinstated for management employees effective January 1, 2010. As of December 31, 2010, approximately 50% of employees are participants in the ESPP.

Perquisites

Executive Officers participate in a flexible perquisites program by choosing the perquisite package that best suits their needs. Perquisite values were reviewed in 2010, and are targeted at the 50th percentile of the Comparator Group. Flex perquisite dollar amounts are allocated to each eligible participant depending on level, and are based on the actual cost of providing financial counseling, automobile benefits, and club memberships. Flex dollars are applied towards the cost of the perquisites, and at year end, any unused flex dollars are paid out as taxable income.

Share Ownership Guidelines

CP has share ownership guidelines in place for each of its Executive Officers which are set in proportion to the Officer’s management level. The guidelines specify a level of share ownership, expressed as a multiple of the NEO’s current base salary, that the individual is required to hold as long as he or she is employed. Share ownership is calculated based on the greater of the acquisition price and the market value of the shares as of December 31, 2010.

Shares and DSUs are included in determining an Executive Officer’s ownership level. The table below sets out the current holdings of the NEOs, using the greater of acquisition value and the closing price of CP Shares on December 31, 2010, which was $64.62 per Share.

	Minimum		Total Share Ownership
	Ownership		Market value	Greater of market			Target Date For
	Requirement as a		at December 31,	and Acquisition			Share Ownership
NEO	Multiple of Salary		2010 ($)	($)	Multiple of Salary		To Be Met
F.J. Green	4	x	5,374,395	5,374,395	5.8	x	Already Met

K.B. McQuade	3	x	1,508,091	1,509,094	3.0	x	Already Met

E.L Harris	3	x	565,659	604,885	1.3	x	April 2015

J.A. O’Hagan	3	x	1,135,274	1,135,274	3.0	x	Already Met

B.M. Winter	2	x	938,189	938,189	2.5	x	Already Met

Each Executive Officer is expected to achieve the applicable minimum level of share ownership within a five-year period. Executive Officers promoted to a higher ownership level are expected to achieve the new level within five years from the date of the promotion.

Executive Officer Clawback Provision

CP is committed to the principles of clawback provisions that permit the recovery of compensation from Executive Officers in cases where financial information upon which the compensation was awarded is restated. However, we also recognize the complexities associated with the design and execution of such policies. Because best practices and legal requirements with respect to the form of these policies continue to evolve, we plan to continue to consult with industry leaders as well as monitor legal developments and shareholder advisory groups’ research on clawback models in Canada with a view to designing and adopting a formal clawback policy in 2011.

PERFORMANCE GRAPH

The following performance graph illustrates the cumulative total shareholder return on CPRL Shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite Index from the period beginning December 31, 2005 to the period ending December 31, 2010.

	Dec 2005	Dec 2006	Dec 2007	Dec 2008	Dec 2009	Dec 2010
CPRL	100.00	127.24	137.74	87.42	123.99	143.53
S&P/TSX Composite Index	100.00	117.26	128.79	86.28	116.53	137.05

Consistent with the performance of the TSX Composite Index, CP Share price showed significant recovery through 2010 as illustrated in the graph above.

As indicated in the cost of management ratio section below, compensation for CP’s NEOs declined consistent with the economic downturn. As we recovered through 2010, so did NEO compensation. Four factors contributed to the $5.3 million increase in 2010:

•	Strong performance on the annual incentive plan, including a payout at the Exceptional level of 200% on the corporate component of the plan, resulted in a $1.6 million increase from the previous year;

•	The annual pension values that had declined due to the salary freeze in 2009, increased significantly in 2010, by $2.1 million;

•	The grant value of long-term incentives increased $1.6 million; and

•	A change of NEO with the appointment of Mr. Harris to COO.

Although there has been significant volatility in aggregate NEO compensation during the last five years, comparison of the TSR performance graph to the following cost of management ratio chart indicates a directional alignment between shareholder returns and NEO pay in most years. Compensation increased in 2010 concurrent to a significant increase in shareholder value — as the TSR increased in 2010, total NEO pay increased as well.

It is important to remember that alignment will not always be perfectly matched, since most pay decisions are made at the beginning of the year while TSR performance is measured at the end of the year. In addition, changes in pension values can have a dramatic effect on total pay calculations and can be quite volatile.

COST OF MANAGEMENT RATIO

The following table shows the total aggregate NEO compensation in each year, expressed as a percentage of net income after tax. The total aggregate compensation is the sum of the annual total compensation values reported in the Summary Compensation Table.

As noted above total NEO compensation has demonstrated significant volatility, most notably due to changes related to pension values in 2010 and to a change in NEO, and so, not directly tied to performance.

	2010	2009	2008	2007	2006
Total aggregate NEO compensation ($millions)(a)	15.4	10.1	10.3	13.9	9.7
Net income ($millions)(b)	650.7	550.0	627.8	907.6	796.3
As a percentage of net income	2.4%	1.8%	1.6%	1.5%	1.2%

Notes:

(a)	Named Executive Officers by year include:
2010 — Mr. Green, Ms. McQuade, Mr. Harris. Ms. O’Hagan, Mr. Winter
2009 — Mr. Green, Ms. McQuade, Mr. Winter, Ms. O’Hagan, Mr. Guthrie
2008 — Mr. Green, Ms. McQuade, Ms. Szel, Mr. Winter, Mr. Guthrie
2007 — Mr. Green, Mr. Lambert, Ms. McQuade, Ms. Szel, Mr. Winter
2006 — Mr. Green, Mr. Lambert, Mr. Foot, Ms. Szel, Mr. Winter

(b)	Net income as reported in the Annual Reports

Compensation Consultant

In discharging its mandate, the Compensation Committee engaged Towers Watson to provide expertise and advice on matters relating to executive compensation. This includes providing market compensation information and advice on appropriate comparator organizations, current market practice and best practices with regard to compensation philosophy, pay mix, short and long-term incentive plan design, indirect compensation, contractual arrangements, and regulatory requirements including disclosure of executive compensation. This information and advice is used by the Compensation Committee in connection with the development and oversight of compensation policies and programs. The decisions made by the Compensation Committee are its responsibility and may reflect factors and considerations other than the information and recommendations provided by Towers Watson.

The Compensation Committee has a formal mandate that outlines Towers Watson’s role and terms of reference as the independent advisor to the Compensation Committee. In 2010, the Compensation Committee performed its annual assessment of the advisor’s independence and confirmed that its advisor is independent. The advisor has a clear reporting relationship to the Compensation Committee, has regular meetings with the Committee without management present and all executive compensation consulting work is commissioned by, reported to and managed by the Chair of the Compensation Committee. In addition, the advisor has provided written confirmation that Towers Watson has well established safeguards to maintain the independence of its executive compensation advisor which include compensation protocols, internal reporting relationships and formal policies to prevent any potential conflict of interest.

Since Towers Watson also provides actuarial, pension and benefit services to the Corporation, the Compensation Committee applies a financial independence test and considers the advisor independent if the fees earned by Towers Watson from the Corporation do not exceed 1% of Towers Watson’s annual revenue. In 2010, Towers Watson earned $146,000 in fees for executive compensation services and $2,178,000 for actuarial, asset consulting and benefits services. The total fees represent less than 0.1% of Towers Watson’s total revenue.

NEO COMPENSATION FOR 2010

CEO Compensation

Mr. Frederic J. Green, CEO

The Compensation Committee annually commissions a review of target and actual compensation paid to Chief Executive Officers of the Comparator Group in order to assess the competitiveness of the CEO’s compensation. The Compensation Committee undertakes the following process to evaluate the CEO’s individual contribution to CP’s performance. At the beginning of the year, the CEO provides the Governance Committee members with a written self-evaluation of his performance against the prior year’s objectives and against his general accountability statement. The Chairs of the Board and the Compensation Committee lead a Governance Committee discussion to carefully assess the CEO’s performance and finalize the evaluation. Based upon the recommendation of the Compensation Committee, the total compensation of the CEO is approved by the independent directors of the Board.

At year end, the Compensation Committee works with the CEO to set his performance objectives for the following year.

Mr. Green’s base salary and annual incentive compensation are targeted at the 50th percentile of the Comparator Group, while his long term compensation is targeted at the 75th percentile (with a portion rewarding for relative performance). In the last competitive review done in 2010, Mr. Green’s total compensation was positioned at the 60th percentile of CEOs in the Comparator Group.

The increase in Mr. Green’s total compensation in 2010 is impacted by the reinstatement of a voluntary base salary reduction applied in 2009, which impacted both his pension value and his annual salary.

In addition, the Compensation Committee has had their consultant stress-test the CEO’s compensation arrangements to confirm that CEO total compensation is clearly responsive to various financial and market performance scenarios and the Corporation’s multi-year plan.

(a)	Base Salary

Mr. Green took a voluntary one year reduction in salary during the economic downturn, which was reinstated to $900,000 at the end of 2009, consistent with the recovery. Effective April 1, 2010, Mr. Green’s annual salary was increased 3.9% to $935,000 to reflect the market value of his role and his 2009 performance, which was rated as exceeding his performance goals and expectations.

(b)	Annual Incentive Plan

Mr. Green’s target award level was increased to 95% of base salary effective January 1, 2010, based on a review of market data which indicated that the increase would position the target at the 50th percentile of our Comparator Group. 75% of Mr. Green’s target award level, equivalent to 71.25% of his base salary is contingent upon corporate performance and 25% of Mr. Green’s target award level, equivalent to 23.75% of his base salary, is attributable to his individual performance against specific financial and non-financial objectives.

As a result of the Corporation’s outstanding performance against targets, Mr. Green’s 2010 bonus payment under the corporate component was at 200%.

Assessment of CEO Performance

In addition to the corporate measure the CEO and Executive Officers are measured against individual performance criteria, and the Individual Performance Objective accounts for the remaining 25% of the total assessment. Success on these objectives is contingent on managing the railway through safe operations, with minimal impact on the environment and consistent with the principles of Responsible Care®, a public commitment to continually improve environmental, health and safety performance.

The following summarizes Mr. Green’s individual performance objectives for 2010:

Objective		Performance
Weighting	Objective	Achieved
100%	Safety:
Reduce combined CP and Dakota, Minnesota & Eastern (DM&E) train accident and personal injury rates.

Growth:

•   Diversify CP’s book of business with the merchandising strategy

•   Expand North American footprint through relationship management and joint agreement efforts

Leadership:
	Provide leadership and strategy appropriate for the prevailing business environment.	Exceeds

Mr. Green’s individual performance, rated as Exceeds for 2010, resulted in a payout of 150% under the individual component of the plan.

(c)	Management Long Term Incentive Plan

On February 25, 2010, Mr. Green was granted 31,900 PSU’s and 135,900 regular Options at an exercise price of $51.17 which represents the market price immediately preceding the approval of the grant. These grants had a theoretical value of $2,643,443.

(d)	Relative Weightings

The relative weightings of the various components of the 2010 design of Mr. Green’s total compensation as CEO, based on his year-end target award levels under the PIP and LTIP, are set forth in the following table:

Percentage of Total
Compensation Component	Compensation
Base Salary	15

PIP	15

LTIP	47

Pension (service and compensation costs)	21

All Other Compensation (including perquisites and benefits)	2

Total	100

OTHER NEO COMPENSATION FOR 2010

Each year, the Compensation Committee reviews the total annual compensation payable to the NEOs. The following table summarizes 2010 target award levels, expressed as a percent of salary, under the incentive plans.

	Short-Term	Long-Term
Name	Incentive Target	Incentive Target
K.B. McQuade	65%	450%

E.L. Harris	70%	250%

J.A. O’Hagan	65%	185%

B.M. Winter	55%	135%

The following is a synopsis of each NEO’s 2010 individual objectives and their performance against them. Performance against these objectives is the basis for 25% of their annual incentive bonus.

Ms. Kathryn B. McQuade, CFO

The following summarizes Ms. McQuade’s individual performance objectives for 2010 on which 25% of her target award level is based:

Objective		Performance
Weighting	Objective	Achieved
20%	Simplify and standardize CP’s enterprise business processes, strengthen the internal control framework and incorporate into Enterprise Risk Management (“ERM”) model.	Exceeds

20%	Enable CP to expand market reach through relationship management and other joint agreements.	Achieves

20%	Strengthen balance sheet through continued monitoring of debt and equity markets, pension management and asset monetization, including working capital management.	Achieves

20%	Drive Operations Performance Improvement (“OPI”) projects.	Achieves

20%	Prepare internal Chief Financial Officer (“CFO”) successor candidates.	Achieves

Mr. Edmond L. Harris, Executive Vice-President and COO

The following summarizes Mr. Harris’ individual performance objectives for 2010 on which 25% of his target award level is based:

Objective		Performance
Weighting	Objective	Achieved
20%	Improve CP and Dakota, Minnesota and Eastern (“DM&E”) safety and environmental performance in Field Operations, Mechanical Services and Transportation.	Exceeds

30%	Improve CP service/product reliability as measured through pre-defined operating metrics.	Partially Achieves

20%	Achieve targeted Field Operations, Mechanical Services and Transportation cost per Gross Ton Mile (“GTM”).	Exceeds

20%	Achieve targeted structural cost reductions through implementation of continuous process improvements, Management Operating System (“MOS”) and A&A initiatives.	Achieves

10%	Complete A&A initiatives within Operations.	Achieves

Ms. Jane A. O’Hagan, Executive Vice President and Chief Marketing Officer

The following summarizes Ms. O’Hagan’s individual objectives for 2010, on which 25% of her target award level is based:

Objective		Performance
Weighting	Objective	Achieved
30%	Deliver profitable top line revenue growth and price strategy	Exceeds

15%	Design and implement alignment process for marketing and sales, production management, after sales service and deliver 2010 OPI commitments. Implement A&A process through Marketing and Sales.	Achieves

25%	Develop an effective Opportunity Pipeline and close on key opportunities including a long term agreement with Teck, expand account planning process, build new capabilities in Market Development and implement a sales excellence program.	Exceeds

20%	Close on co-production opportunities with Class 1 railroads, accelerate rationalization of CP’s network and develop a long term network strategy for growth and productivity.	Exceeds

5%	Implement new processes, IT systems and tools to model profitability and to improve decision making.	Achieves

5%	Implement world-class Olympic experience for key customers and employees, and reorient strategy for corporate donations and sponsorships.	Exceeds

Mr. Brock M. Winter, Senior Vice-President Engineering and Mechanical

The following summarizes Mr. Winter’s individual performance objectives for 2010 on which 25% of his target award level is based:

Objective		Performance
Weighting	Objective	Achieved
20%	Improve combined DM&E safety and environmental performance versus 2009 results.	Exceeds

15%	Develop and implement plans to improve the reliability of Mechanical Services for both locomotive and car fleets, including leveraging new technology.	Achieves

15%	Develop and implement plans to improve the reliability of Engineering Services to support compliance with the Integrated Operating Plan, including leveraging of continuous process improvements and the implementation of new technology.	Exceeds

15%	Complete approved work scope for Track Programs and Equipment, on time and on budget.	Achieves

15%	Achieve original plan cost per GTM target for Mechanical and Engineering.	Exceeds

10%	Achieve targeted structural cost reductions through implementation of continuous process improvements and technology.
	Planning and implementation of A&A organizations for Mechanical Services, Engineering Service and Safety, including succession and developmental plans for all General Manager/AVP levels and above.	Exceeds

10%	Jointly establish with Strategy and Yield overall plan for the Railway of the Future, with specific focus on a technology enabled operation.	Exceeds

The Compensation Committee reviewed with management the foregoing Compensation Discussion and Analysis. Based on that review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Corporation’s 2010 Proxy Statement and Annual Report for the year ending December 31, 2010.

SUMMARY COMPENSATION TABLE

The following disclosure of executive compensation provides information on the compensation of CP’s NEOs, being the CEO, the CFO, and CP’s next three most highly compensated Executive Officers, during the years ended December 31, 2010, 2009 and 2008.

					Non-equity incentive plan
					compensation
					($)
			Share-	Option
			based	based	Annual	Long-term	Pension	All other	Total
Name and principal		Salary	awards	awards	incentive	incentive	Value	compensation	Compensation
position	Year	($)	($)(f)	($)(g)	plans	plans	($)(h)	($)(i)	($)
F.J. Green(a)	2010	926,250	1,322,182	1,321,261	1,665,469	0	1,258,000	84,756	6,577,918
President and	2009	855,162	1,119,946	1,188,860	1,004,063	0	(70,000)	95,827	4,193,857
Chief Executive Officer	2008	893,750	0	2,625,790	0	0	988,000	226,829	4,734,369

K.B. McQuade(b)	2010	507,121	1,119,088	1,119,037	586,336	0	268,000	85,708	3,685,290
Executive Vice-President	2009	478,116	906,833	963,282	462,462	0	228,000	103,270	3,141,963
and Chief Financial Officer	2008	464,074	0	2,024,669	0	0	241,000	86,994	2,816,737

E.L. Harris(c)	2010	347,982	547,110	529,865	451,759	0	0	55,216	1,931,932
Executive Vice-President and Chief Operations Officer

J.A. O’Hagan(d)	2010	323,667	201,021	201,252	397,649	0	428,000	49,525	1,601,114
Executive Vice-President and	2009	305,000	166,081	176,805	178,425	0	46,000	54,130	926,441
Chief Marketing Officer	2008	258,417	0	240,233	0	0	208,000	45,346	751,966

B.M. Winter(e)	2010	337,750	217,600	216,807	339,934	0	421,000	46,419	1,579,510
Senior Vice-President,	2009	328,000	179,309	189,869	202,950	0	18,000	60,562	978.690
Engineering and Mechanical	2008	323,500	0	386,911	0	0	188,000	138,125	1,036,536

Notes:

(a)	Mr. Green was appointed CEO on May 5, 2006.

(b)	Ms. McQuade was appointed CFO on September 4, 2008. Payments made in US dollars were converted using average rate of exchange of 1.0299 for 2010, 1.1419 for 2009, and 1.066 for 2008.

(c)	Mr. Harris was appointed Executive Vice-President and Chief Operations Officer on April 12, 2010. Payment made in US dollars were converted using average rate of exchange of 1.0299 for 2010.

(d)	Ms. O’Hagan was appointed Executive Vice-President and Chief Marketing Officer on December 1, 2010.

(e)	Mr. Winter was appointed Senior Vice-President, Engineering and Mechanical on April 12, 2010.

(f)	Represents the fair value of the PSUs granted under the Management LTIP based on the binomial lattice model methodology for valuing long-term incentives. For 2010, the grant date fair value is $41.45, while the accounting fair value is $51.17.

The grant date fair value is calculated using Towers Watson’s binomial long-term incentive valuation methodology which includes a discount to account for the vesting restrictions and an adjustment to reflect the payout range.

The Compensation Committee uses the binomial long-term incentive valuation methodology in making its decisions regarding long-term incentive grant levels since it is applied consistently in its consultant’s competitive market analysis.

(g)	Represents the fair value of the Options granted under the MSOIP based on the binomial lattice model methodology for valuing Options. For 2010, the grant date fair value is $9.72 for the regular Options while the accounting fair value is $14.02 for the regular Options.

The grant date fair value is calculated using Towers Watson’s binomial option pricing methodology which is fundamentally similar to the methodology used to determine the accounting fair value; however, some of the underlying assumptions are different. For example, the binomial methodology assumes a slightly lower historical volatility, a higher risk-free rate and includes a discount to account for vesting restrictions.

The Compensation Committee uses the binomial option pricing methodology in making its decisions regarding long-term incentive grant levels since it is applied consistently in its consultant’s competitive market analysis.

(h)	Represents the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as used for determining the year end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

(i)	Represents the value of Shares purchased by CP pursuant to the matching provisions of the ESPP and the value of matching DSUs awarded under the Executive DSU Plan.

The value of perquisites and other personal benefits not greater than the lesser of $50,000 or 10% of the annual salary for any NEOs are not included in this column.

For Ms. McQuade, the value also includes a tax equalization payment of $50,708

For Mr. Harris, the value includes an allowance of $9,900 in lieu of participating in the employee health & benefit programs and $32,092, the cost of providing accommodations in Canada.

For Mr. Winter, the amount also includes the value of company provided perquisites of which $18,411 represents the value of the executive automobile benefit.

INCENTIVE PLAN AWARDS

The following table shows all equity-based incentive plan awards outstanding as at December 31, 2010.  Option-based awards were granted at the last fair market value prior to approval of the grant whereas the Share-based awards were granted based on the fair market value on the date of the award. For additional information about Option and Share-based awards, see the description of Executive DSU Plan and Long-Term Incentives in the Compensation Discussion and Analysis on page 34.

	Option-based Awards				Share-based Awards
							Market or
							payout
							value of
	Number of			Value of		Number of	share-
	Securities			unexercised		Shares or	based
	Underlying	Option		in-the-		Units of	awards
	Unexercised	Exercise	Option	money		Stock that	that have
	Options	Price	Expiration	Options(a)		have not	not vested(a)(b)
Name	(#)	($)	Date	($)	Vested date	vested	($)
F.J. Green	16,500	60.16	5-May-2011	73,590	1-Oct-2011	1,038	67,076
	102,600	62.56	2-Jun-2012	211,356	17-Nov-2011	1,302	84,135
	122,100	71.69	19-May-2013	0	19-Nov-2011	1,302	84,135
	33,800	32.50	19-Feb-2014	1,085,656	31-Dec-2011	39,412	2,546,803
	35,300	42.05	21-Feb-2015	796,721	1-Jan-2012	78	5,040
	54,200	57.70	21-Feb-2016	375,064	12-Feb-2012	776	50,145
	11,700	60.16	5-May-2016	52,182	31-Dec-2012	32,304	2,087,484
	96,200	62.56	2-Mar-2017	198,172
	76,300	71.69	19-Feb-2018	0
	136,500	36.29	18-Feb-2019	3,867,045
	135,900	51.17	25-Feb-2020	1,827,855
Total	821,100			8,487,641		76,212	4,924,818

K.B. McQuade	94,200	71.69	19-May-2013	0	31-Dec-2011	31,912	2,062,153
	58,800	71.69	19-Feb-2018	0	31-Dec-2012	27,342	1,766,840
	110,600	36.29	18-Feb-2019	3,133,298
	115,100	51.17	25-Feb-2020	1,548,095
Total	378,700			4,681,393		59,254	3,828,993

E.L. Harris	54,500	60.69	30-Apr-2020	214,185	31-Dec-2012	13,312	860,221
Total	54,500			214,185		13,312	860,221

J.A. O’Hagan	8,500	62.56	2-Jun-2012	17,510	31-Dec-2011	5,845	377,704
	810	32.41	26-Aug-2012	26,090	8-Dec-2012	220	14,216
	4,600	31.45	18-Feb-2013	152,582	31-Dec-2012	4,911	317,349
	8,900	71.69	19-May-2013	0	25-Feb-2013	795	51,373
	5,300	32.50	19-Feb-2014	170,236	12-Aug-2013	83	5,363
	4,900	42.05	21-Feb-2015	110,593
	8,200	57.70	21-Feb-2016	56,744
	8,000	62.56	2-Mar-2017	16,480
	8,400	71.69	19-Feb-2018	0
	20,300	36.29	18-Feb-2019	575,099
	20,700	51.17	25-Feb-2020	278,415
Total	98,610			1,403,749		11,854	766,005

B.M. Winter	11,900	62.56	2-Jun-2012	24,514	17-Nov-2011	2,000	129,240
	11,500	71.69	19-May-2013	0	31-Dec-2011	6,310	407,752
	9,900	42.05	21-Feb-2015	223,443	1-Jan-2012	33	2,132
	8,100	57.70	21-Feb-2016	56,052	1-Apr-2012	38	2,456
	15,900	62.56	2-Mar-2017	32,754	31-Dec-2012	5,317	343,585
	15,300	71.69	19-Feb-2018	0
	21,800	36.29	18-Feb-2019	617,594
	22,300	51.17	25-Feb-2020	299,935
Total	116,700			1,254,292		13,698	885,165

Notes:

(a)	Value based on the closing Share price of December 31, 2010 of $64.62.

(b)	Value of PSUs are based on a payment at target.

OPTIONS EXERCISED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2010

The following table provides details regarding Options exercised and sold by the Named Executive Officers during the financial year ended December 31, 2010.

	Number of
	Options
	exercised and	Option exercise
Name	sold	price	Value realized(a)
F.J. Green	45,900	$57.70	$247,354

K.B. McQuade	0	—	$0

E.L. Harris	0	—	$0

J.A. O’Hagan	7,700	$57.70	$33,978

B.M. Winter	2,700	$32.50	$81,911
	5,700	$57.70	$25,090

Note:

(a)	Calculated using the market price of the Shares acquired on exercise of the respective Options and subtracting the respective exercise prices.

INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR

The following table shows the value from incentive plans vested or earned by NEOs under the Corporation’s long-term incentive plans and the annual incentive bonus payment in 2010.

			Non-Equity
	Option based	Share based	Incentive Plan
	Awards Value	Awards Value	Compensation -
	vested during the	vested during the	Value Earned
	year	year	During the Year
Name	($)	($)	($)
F.J. Green	0	115,639	1,665,469

K.B. McQuade	0	1,195,926	586,336

E.L. Harris	0	0	451,759

J.A. O’Hagan	0	5,130	397,649

B.M. Winter	0	0	399,934

Note:	Share-based awards, representing the value of the DSUs that vested in 2010, may be redeemed only upon termination of employment per the terms of the Executive DSU plan described on page 34.

PENSION PLAN BENEFITS

DEFINED BENEFIT PLAN TABLE

The following table shows the aggregate annual retirement benefits payable under the Basic Plan and the Supplemental Plan at year end and upon retirement at age 65, based upon the defined benefit pension provisions in effect during 2010. It also reflects the value of pension benefits earned in 2010. The Basic Plan and Supplemental Plan are described on page 37.

		Annual
		benefits
		payable
	Number of	($)
	years			Accrued		Non	Accrued
	credited	At		obligation	Compensatory	compensatory	obligation at
	service	year		at start of year	change(c)	change(d)	year end
Name	(#)	end(a)	At age 65(b)	($)	($)	($)	($)
F.J. Green	32.58	1,044,000	1,122,000	12,746,000	1,258,000	2,434,000	16,438,000

K.B. McQuade(e)	3.58	n/a	n/a	721,000	268,000	110,000	1,099,000

E.L. Harris(f)	n/a	n/a	n/a	n/a	n/a	n/a	n/a

J.A. O’Hagan	12.42 (g)	78,000	214,000	670,000	428,000	232,000	1,330,000

B.M. Winter	32.67	301,000	323,000	3,658,000	421,000	685,000	4,764,000

Notes:

(a)	This is the annual pension earned to the end of 2010

(b)	Assumes highest plan earnings as at December 31, 2010.

(c)	Includes the 2010 employer service cost plus changes in compensation in excess of the actuarial assumptions.

(d)	Impact of all other changes including interest on prior year’s obligation plus changes in discount rate used to measure the obligations, changes in other assumptions and experience gains or losses other than compensation related gains or losses.

(e)	Ms. McQuade is employed under a fixed term contract that terminates prior to her reaching age 65. The figures for this executive reflect the unique nature of her employment contract.

(f)	Mr. Harris is not a member of the Canadian Pacific Railway Pension Plan nor a member of the Canadian Pacific Railway Executive Supplemental Pension Plan.

(g)	Includes 4.25 years of deemed credited service for Ms. O’Hagan.

DEFERRED COMPENSATION PLANS

The following table shows the number of DSUs outstanding and their value based on the closing Share price on December 31, 2010. A description of the Executive DSU Plan is found on page 34.

				Market Value
				as at
		Vested		December 31,
	Unvested DSUs	DSUs		2010
Name	(#)	(#)	Total Units	($)
F.J. Green	4,495	45,404	49,899	3,224,473

K.B. McQuade	0	22,503	22,503	1,502,026

E.L. Harris	0	0	0	0

J.A. O’Hagan	1,098	4,569	5,667	366,202

B.M. Winter	2,072	7,127	9,199	594,439

Note:	Value of vested and unvested DSUs as at December 31, 2010 based on the closing Share price of $64.62 and for Ms. McQuade US$64.81 with an average exchange rate of $1.0299.

EMPLOYMENT CONTRACTS AND TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

Similar to other CP management employees, Mr. Green, and Ms. O’Hagan are employed at will by the Corporation and do not have employment agreements. In the event of termination without cause, Mr. Green and Ms. O’Hagan would be subject to CP’s severance policy governing severance payable for involuntary terminations of management employees. CP uses employment agreements in specific situations. In 2010, Mr. Winter accepted an agreement that provides a payment in the amount of $430,000 at the time of his eventual retirement. Both Ms. McQuade and Mr. Harris have agreements that govern their terms of employment with CP.

Ms. McQuade

Ms. McQuade has an employment agreement with CP that governs the terms and conditions of her employment and this agreement extends to May 15, 2012.

In 2010, 23,712 PSUs which were granted on commencement of Ms. McQuade’s employment with CP were forfeited, because the stated performance requirements were not met.

Ms. McQuade’s employment agreement may be renewed for subsequent terms upon the mutual agreement of CP and Ms. McQuade. The agreement may be terminated earlier as follows:

(a)	by Ms. McQuade, at any time, for any reason, on the provision of one months’ written notice to CP. CP may waive notice, in whole or in part;

(b)	by CP for any reason on giving Ms. McQuade six months’ advance notice in writing or on paying her the equivalent termination pay in lieu of notice; or

(c)	by CP without any notice or pay in lieu thereof, for cause.

The agreement also includes non-competition and non-solicitation restrictions in the event her employment is terminated prior to the end of her contract.

Ms. McQuade’s employment agreement entitles her to supplemental retirement benefits which equal the incremental benefits that would have been provided under the retirement plan of the Norfolk Southern Corporation and participating subsidiary companies and the supplemental benefit plan of Norfolk Southern Corporation and participating subsidiary companies in effect at the time of her departure from Norfolk Southern, had she continued participation in those plans during her employment at CP.

Under the agreement, Ms. McQuade is also eligible for special tax equalization payments in respect of her employment income to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States.

Mr. Harris

Mr. Harris has an employment agreement that governs the terms and conditions of his employment. He is subject to the same Share ownership guidelines as other Executive Officers, however does not have a Change of Control Agreement. Mr. Harris’ pay is based in US dollars.

The agreement also includes non-competition and non-solicitation restrictions in the event his employment is terminated prior to the end of his contract.

Mr. Harris is not eligible to participate in the Corporation’s pension plan, executive perquisites, or the Corporation’s group benefit plan. In lieu of these benefits, Mr. Harris has been provided with financial counseling for the duration of his assignment, and with tax preparation services for the year that the assignment ends and subsequent calendar year. The Corporation has also provided Mr. Harris with a special monthly payment of $1,100 per month in lieu of health care plan costs.

Mr. Harris’ full time employment relationship with the Corporation will end in April 2011, however Mr. Harris will continue to provide services to CP in an advisory capacity.

Change of Control Agreements

If a change of control of CP occurs and an NEO is subsequently terminated without cause, each NEO (with the exception of Mr. Harris) is entitled to receive, pursuant to the terms of their Change of Control agreements, certain severance benefits. These agreements include double-trigger provisions (for cash severances, equity still vests upon the change in control as per the table that follows).

Change of control is defined as follows:

•	20% or more of the Corporation’s Shares are acquired by any person or persons acting jointly or in concert;

•	80% or more of the Corporation’s Shares are held by a new entity created by any transaction or series thereof;

•	All or substantially all of the assets of the Corporation are sold, assigned or transferred;

•	A majority (more than 50%) change in the Corporation’s Board of Directors; or

•	The Board adopts a resolution that a change of control has occurred.

NEO’s are subject to a protection period following a change of control, if they are involuntarily terminated other than for cause or if the individual initiates termination for certain defined reasons such as a change in responsibilities or a material reduction in salary or benefits. If these conditions occur, a payment is triggered. Protection periods for Mr. Green and Mr. Winter are 36 months, while protection periods for Ms. McQuade and Ms. O’Hagan are 24 months and 18 months respectively. Protection periods in CP’s Change of Control agreements were amended in 2010 to 18 months for any new recipients.

Each active NEO is entitled to receive a lump sum severance payment equal to the base salary that such NEO would have earned through the end of the applicable severance period (36 months for Mr. Green, and 24 months for Ms. McQuade, Ms. O’Hagan and Mr. Winter). Each change of control severance agreement also provides that the active NEO is entitled to certain benefits, including payments under CP’s compensation plans and the continuation of certain benefits for the duration of the severance period.

Compensation on Termination of Employment

In the event an NEO ceases to be an employee due to change of control, retirement, resignation or termination without cause, they will receive specific compensation treatment as summarized below:

Termination
without cause
(Ms. McQuade and
	Resignation	Retirement	Mr. Harris only)	Change of Control
Severance	None	None	6 months’ base salary	Severance equal to the executive’s highest monthly rate of base salary payable to the executive during the 24-month period immediately preceding the termination date times the severance period (36 months for the CEO and 24 months for other NEOs)

Annual Incentive Plan Award	Forfeited	Award for current year is pro-rated to retirement date	Equal to the target award for severance period	Equal to the target award for severance period

PSUs	Forfeited	Prorated based on active service within the performance period	Prorated based on active service within the performance period	Vest immediately at target, prorated based on active service during the performance period to the effective date of the change of control

Options	30 days to exercise vested Options or before the expiry date whichever comes first; unvested awards are forfeited	Options continue to vest and grants expire the earlier of 5 years after retirement date and normal expiry date	6 months to exercise vested Options and Options that will vest within that six-month period	All Options vest immediately upon change of control

Termination
without cause
(Ms. McQuade and
	Resignation	Retirement	Mr. Harris only)	Change of Control
Benefits	Terminate upon resignation	Post Retirement Life insurance of $50,000 and a Health Spending Account calculated based on years of company service (which is the same for all employees)	Agreement provides the executive and her/his dependant with continuance of coverage for health, dental and life/accident insurance benefits for the severance period or a lump sum payout equal to the present value of the cost of the coverage for the severance period	Agreement provides the executive and his/her dependant(s) with continuance of coverage for health, dental and life/accident insurance benefits for the severance period or a lump sum payout equal to the present value of the cost of the coverage for the severance period

Pension	No additional value	No additional value	Equal to the value of pension over the severance period	Benefits continue to accrue during the severance period

Perquisites	Any unused flex perquisite dollars are forfeited	Any unused flex perquisite dollars are paid out as cash upon retirement	Payment by the Corporation for an amount equal to the expenses that would have incurred over the severance period	Payment by the Corporation for an amount equal to the expenses that would have incurred over the severance period

DSUs	Unvested DSUs are forfeited	Unvested DSUs are forfeited	Unvested DSUs are forfeited	All unvested DSUs vest immediately

The following tables summarize the estimated incremental value of termination payments for each NEO assuming each of the following termination events had occurred as of December 31, 2010. With respect to compensation upon retirement, executives receive company-paid post-retirement life insurance coverage of $50,000 and a company funded health spending account. The annual contribution by the Corporation to the health spending account for all employees is calculated as $33 per year of service.

Summary Table

		Payable on
	Payable on	Termination	Payable on
NEO	Retirement ($)	without Cause(a) ($)	Change of Control ($)
F.J. Green	Not Eligible	n/a	27,414,456

K.B. McQuade	Not Eligible	2,241,277	7,124,421

E.L. Harris	n/a	416,823	227,258

J.A. O’Hagan	Not Eligible	n/a	3,164,234

B.M. Winter	481,089(b)	n/a	3,421,587

Total NEOs	481,089	2,658,100	41,351,956

Notes:

(a)	All NEOs with the exception of K.B. McQuade and E.L. Harris are subject to common law terms.

(b)	Includes a payment in the amount of $430,000 upon retirement.

	Lump Sum			Value of
	Value of			Options	Payable on
	Additional			vesting	Termination
	Retirement	Severance	Other	within 6	without
Name	Benefits ($)	Payments ($)	Benefits ($)	months(a) ($)	Cause ($)
K.B. McQuade	246,000	419,265	9,363	1,566,649	2,241,277

E.L. Harris	n/a	403,750	13,073	nil	416,823

Note:

(a)	Value of Options that vest within six months of termination based on the closing Share price as at December 31, 2010 of $64.62 and US$64.81.

Payable on Change of Control

				Value of
	Additional			early vesting	Payable on
	Retirement	Severance		of Options &	Change of
Name	Benefits(a) ($)	Payments(b) ($)	Other Benefits(c) ($)	equity based awards(d) ($)	Control(e) ($)
F.J. Green	15,552,000	5,469,750	195,987	6,196,719	27,414,456

K.B. McQuade	663,000	1,677,060	102,968	4,681,393	7,124.421

E.L. Harris	n/a	n/a	13,073	214,185	227,258

J.A. O’Hagan	842,000	1,270,500	109,762	941,972	3,164,235

B.M. Winter	1,166,000	1,057,100	122,580	1,075,907	3,421,587

Total NEOs	18,223,000	9,474,410	544,370	13,110,176	41,351,956

Notes:

(a)	The significant pension value for Mr. Green is largely the result of reaching his unreduced retirement date during the severance period. Once the unreduced retirement date is reached, the additional pension value is reduced considerably.

(b)	Severance period equals 24 months for Ms. McQuade, Ms. O’Hagan and Mr. Winter, 36 months for the CEO. Mr. Harris does not have a Change of Control Agreement. Severance payment includes bonus at target for the severance period.

(c)	Includes the cost of group benefits and perquisites for the severance period, and value of accelerated vesting of ESPP shares.

(d)	Value of all unvested Options and unvested DSUs as at December 31, 2010 based on the closing Share price of $64.62 and US$64.81 with an average exchange rate of $1.0299.

(e)	Costs relating to relocation and legal fees provided by the Change of Control Agreement are not included in the total amounts payable.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2010, there was no indebtedness outstanding by, or any guarantees, support agreements, letters of credit or other similar arrangements provided by CP to any of the directors or Executive Officers or any of their associates.

OTHER INFORMATION

Directors’ and Officers’ Liability Insurance

CPRL carries on its own behalf, and on behalf of its subsidiaries, a Directors’ and Officers’ liability insurance policy. This policy has an annual aggregate coverage limit of US$150,000,000 Side A/B with an additional US$75,000,000 in Side A Difference in Conditions excess coverage. This additional Side A coverage provides an extra US$75,000,000 in dedicated limit specifically to the directors and officers where the coverage itself is subject to minimal exclusions when compared to the rest of the US$150,000,000 program. The overall program is subject to a zero deductible for directors and officers (applicable when CP is not legally permitted to or cannot indemnify the directors or officers), and either a US$1,000,000, US$2,000,000 or US$10,000,000 corporate deductible for all company reimbursement claims in cases where a director or officer is indemnified by CP for any loss covered by the policy. The corporate reimbursement deductibles are structured such that a US$1,000,000 deductible applies to all claims except those involving a US Securities claim; at which point the US$2,000,000 deductible will be applied. A US$10,000,000 deductible will apply to those claims (including securities claims) that arise out of a pollution incident. The total premium paid for the 2010 directors’ and officers’ policy program was US$1,292,000.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available on written request to the Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4: Mandates of the Board of Directors and each of the committees of the Board, the 2010 Annual Information Form (which is also filed with the SEC as part of a Form 40-F), the 2010 Annual Report to Shareholders containing the comparative consolidated financial statements for the year ended December 31, 2010, together with the auditors’ report thereon and MD&A of financial condition and results of operations (which is also filed with the SEC as part of the Form 40-F), the interim financial statements for periods subsequent to December 31, 2010, and this Circular.

Copies of the aforementioned documents as well as additional information relating to the Corporation may be found on the CP web site at www.cpr.ca or on SEDAR at www.SEDAR.com.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution have been approved by the directors of CPRL.

Karen L. Fleming
Corporate Secretary
Calgary, Alberta
March 24, 2011

SCHEDULE A: STATEMENT OF CORPORATE GOVERNANCE PRACTICES

*	CP’s Board is dedicated to maintaining the highest standards of corporate governance and to nurturing a culture of good business ethics and corporate governance throughout the organization

*	CP’s philosophy is that effective governance involves more than policies, procedures and protocols; it must be ingrained in the everyday business practices of all those who work for CP

The Board and management believe that good corporate governance practices are essential to the effective management of CP and to the protection of its investors, employees and other stakeholders. The Board has developed Governance Guidelines, available on our website at www.cpr.ca, which set out the governance standards and requirements applicable in Canada. CP’s corporate governance practices fully comply with the requirements of National Instrument 58-101 F1.

BOARD OF DIRECTORS

*	All Board members have been affirmatively determined to be independent with the exception of the CEO

*	The roles of Chairman and CEO are separate

*	There are no interlocking directorships

Independent Directors

The Board has adopted standards for director independence, which are provided in Appendix 3 to this Circular. The Board conducted a comprehensive assessment of each of its members as against these standards and determined that a majority of the directors of CP have no material relationship with CP and are independent.

Only Mr. Green is not independent by virtue of the fact that he is CEO of the Corporation.

Other Board Memberships and Interlocks

Several of the directors of CP are also directors of other reporting issuers. A table showing those memberships is set out on page 14 of this Circular. Although the Governance Committee does not believe that interlocking Board members necessarily impact the ability of those directors to act in the best interests of CP, none of CP’s directors currently sit together on any other board.

In Camera Sessions

The independent directors met in executive sessions without management present at the beginning and end of each meeting of the Board of Directors as well as at the beginning and end of each committee meeting.

Independent Chair

The Chairman of the Board, Mr. Cleghorn, is an independent director. He has served as Chairman of the Board since 2006.

Director Attendance

Each director is expected to attend each meeting of the Board and the Board committees of which he or she is a member. The attendance record of each director for all Board meetings held in 2010 is set out on page 15 of this Circular.

Access to Independent Advisors

The Board and its committees have the authority to retain independent financial, legal, compensation and other advisors.

Communications and Shareholder Engagement

The Board welcomes engagement with its shareholders and encourages them to express their views. Interested parties may communicate directly with Mr. J.E. Cleghorn, the independent Chairman of the Board of Directors, by writing to him at the following address, and all communications received at this address will be forwarded to him:

c/o Office of the Corporate Secretary
Canadian Pacific
Suite 920, 401 – 9th Avenue S.W.
Calgary, Alberta
T2P 4Z4

Shareholders and others may also contact any director by mailing correspondence in care of the Office of the Corporate Secretary at the above address. Communications by e-mail should be sent to shareholder@cpr.ca.

CP’s shareholder and investor relations personnel also provide information to, and respond to inquiries from, shareholders and other stakeholders, in accordance with the parameters set forth in the Disclosure and Insider Trading/Reporting Policy and the directions of the Board, senior management and the Disclosure Policy Committee. They can be reached at shareholder@cpr.ca and investor@cpr.ca.

BOARD MANDATE

*	CP’s Board of Directors represents shareholder interests

*	The Board is responsible for CP’s long-term strategic direction, succession plans for senior officers and risk management oversight

The Board has adopted Corporate Governance Guidelines which provide that the Board is the ultimate decision-making authority within the Corporation, except with respect to those matters, including the election of directors, which are reserved to shareholders. As the Board has plenary power, its Terms of Reference, found at www.cpr.ca are intended not to limit the power of the Board but to assist it in the exercise of its powers and the fulfillment of its duties.

Strategic Planning

The Board oversees the development, execution and fulfillment of CP’s strategic goals. This responsibility includes a strategic planning process whereby the Board considers CP’s major opportunities, priorities and the risk impact of strategic decisions. The Board reviews and approves CP’s financial objectives, including significant capital allocations, oversees the implementation of strategic plans, and monitors CP’s performance against the plans.

One Board meeting per year is specifically set aside for a substantial strategic planning session in which the Board reviews and discusses strategies developed by management. At this meeting, the Board reviews and approves a comprehensive strategic plan for the Corporation, which takes into account, among other things, the opportunities and risks of the business.

Succession Planning

The Board and its Compensation Committee are actively engaged in the succession planning processes. A detailed and documented process exists which includes reviewing the depth and diversity of succession pools for the CEO, CFO and other key leadership roles. The Compensation Committee and Board annually review the Corporation’s leadership and development strategies, succession plans for key leadership roles as well as plans and programs for the assessment and development of senior talent. During 2010, the Board focused discussions on senior level positions including the CEO, CFO and COO, discussing planned succession as well as planning for illness, disability or other unplanned absences.

The Board provides opportunities for directors to get to know employees who have been identified as succession candidates. These individuals make presentations to the Board and are invited to functions where they can interact with directors more informally.

The Compensation Committee reviews, reports on and, where appropriate, provides recommendations to the Board on the structure and reporting relationships of senior management, the appointment of persons to the rank of Vice-President and above, and the leadership development of senior management.

Oversight of Risk Management

The Board has oversight responsibility for material risks associated with CP’s business. This includes taking reasonable steps to confirm that management has an effective risk management structure in place to identify, understand and appropriately manage the risks of the business. All Committees of the Board also have a role in risk oversight:

•	The Audit Committee reviews the Corporation’s enterprise risk management framework and the implementation of management’s policies, procedures and processes to manage risk. It also monitors certain financial risks and reviews management’s program to obtain insurance to mitigate risk.

•	The Compensation Committee considers risk in determining executive compensation and monitors talent management and succession risks.

•	The HSS&E Committee provides oversight on operational risks, particularly in the areas of safety, security and the environment.

•	The Pension Committee monitors financial risk in the context of the Corporation’s pension plans.

Internal Controls and Certification

The Board and its Audit Committee oversee the integrity of the internal control and management information systems of the Corporation and its subsidiaries, which are designed, monitored and periodically reviewed by the CEO, the CFO, the Comptroller, and the Internal Audit Department. Such systems are also examined periodically by CP’s external auditors. On a quarterly basis, all senior officers are required to review the operation of the key internal controls within their respective areas of responsibility, report any changes to the Comptroller’s Office, and provide written confirmations as to the operation and effectiveness of such controls. Management has, in accordance with the requirements of Section 404 of the Sarbanes Oxley Act, assessed the effectiveness of its internal controls over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control — Integrated Framework” and has reported to the Audit Committee thereon. Based on this assessment, management determined that CP maintained effective control over financial reporting as of December 31, 2010.

Annually and quarterly under U.S. certification rules, the CEO and CFO certify that they are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for both CPRL and CPRC.

In addition, the CEO and CFO, following review by senior management and the Disclosure Policy Committee, also certify that our annual and quarterly filings do not contain an untrue statement of material fact, or omit to state a material fact, and that the financial statements and other financial information included in the annual and quarterly filings fairly present, in all material respects, CP’s financial condition, the results of our operations and cash flows.

These certifications have been filed with the SEC as an exhibit to our annual report on Form 40-F. As an issuer listed in Canada and the United States, CP fulfils Canadian requirements by complying with U.S. certification requirements.

Governance

The Board and its Governance Committee are responsible for developing CP’s approach to corporate governance. This includes annual reviews of the Corporate Governance Guidelines as well as the terms of reference for the Board and each of its committees.

POSITION DESCRIPTIONS

*	CP’s Board has approved written position descriptions for the independent chair, Committee chairs, and CEO

Board and Committee Chair Position Descriptions

The Board Chair presides at meetings of shareholders and directors. He also serves as an advisor to the CEO and other members of senior management. His position guide provides, among other things, that the chair is responsible for establishing and ensuring:

•	efficient and effective procedures to govern the Board’s operation and function

•	processes are in place for assessment of the effectiveness of the Board and Board committees and the contribution of individual directors

•	collaboration with the CEO in setting the Board’s agenda and consultation with the Board committee chairs with respect to the committee agendas

•	Board meetings are conducted in a manner that facilitates full participation

•	appropriate briefing materials being provided to directors in a timely fashion

•	the Board meets regularly without management present

•	directors have access to adequate resources and independent advisors

•	acting as a liaison between the Board and management

Position guides for chairs of the Board’s committees include responsibility for:

•	setting the agendas of the committee in collaboration with the CEO, senior management and the Corporate Secretary and the Chairman of the Board

•	ensuring that committee meetings are conducted in a manner that facilitates full participation and discussion and that the committee members receive appropriate briefing materials in a timely fashion

•	ensuring that committee members have adequate resources and access to outside advisors at the expense of the Corporation

•	liaising with the CEO and senior management between committee meetings

CEO Position Description

The position guide of the CEO provides, among other things, that the CEO has responsibility for:

•	developing and recommending a long term strategy and an annual business plan and budget to the Board

•	managing CP’s business in accordance with the Board approved strategy, business plan and budget

•	implementing Board approved decisions and policies

•	identifying and managing risks and opportunities which CP faces in day to day operation

•	establishing and maintaining an ethical work environment which supports CP’s vision and values and in alignment with the strategy, business plan and budget

•	collaborating with the Chairman of the Board in setting Board agendas

•	ensuring that the Board is informed and advised of all relevant trends and developments in CP’s business

•	ensuring that CP’s policies and operations are in accordance with and fulfill government and regulatory requirements

•	regularly reporting to the Board

ORIENTATION AND CONTINUING EDUCATION

*	Orientation material and educational presentations are delivered to new directors to provide basis of informed decision-making

*	Ongoing education on matters of significance and developing issues are provided periodically

*	Regular site visits are provided to increase understanding of CP’s operations

Orientation

CP has developed a directors’ orientation program to provide prospective Board candidates with background on both business and the role of the Board and its committees. Prospective Board candidates are provided with substantial information about CP’s operations and the rail industry. Annual Board and Board committee schedules and work plans are also provided to all prospective directors.

New directors are provided with the opportunity to interact with management, particularly in those areas of activity overseen by the committees to which the new director is appointed. As part of the Director Orientation program, new directors are provided with tailored educational sessions which cover a general operational and commercial overview of the Corporation’s dealing with topics such as CP’s network, capacity, capital expenditures, integrated operating plan, and key customers. These sessions are delivered over a period of time to minimize overload and maximize lasting educational impact.

New directors also attend at least one meeting of a Board committee, other than the ones they are appointed to, in order to better understand the role of the various Board committees.

Continuing Education

The Board recognizes the importance of ensuring that all directors are conversant with CP and the railway industry to assist in the fulfillment of their duties. This program is comprised of director site visits, director education sessions, a directors’ handbook as well as procedures in place to ensure that the Board is kept up to date with information related to the fulfillment of their duties:

(i)	Director Site Visits — directors are regularly provided with site tours of CP facilities, and on occasion, tours of CP customer facilities. In 2010, the directors had a tour of the transportation infrastructure located in the lower mainland of British Columbia, Canada.

(ii)	Director Education Sessions — directors are regularly provided with education sessions on CP and the railway industry. Management and external advisors make presentations to the Board and Committees on topical issues in preparation for key business decisions, during strategic planning meetings and in response to requests from directors. In 2010, education sessions included presentations on enterprise risk management and programs of insurance, relationships with key customers, as well as technological developments in the rail industry. The Board also receives regular reports and presentations on the regulatory and business environment from senior executives.

(iii)	Directors’ Handbook — the Corporate Secretary’s office prepares and regularly updates a “Directors’ and Senior Officers’ Corporate Handbook” for new and existing directors. The Handbook contains, among other items: copies of all Board and Committee terms of reference, the Corporation’s charter documents, a corporate organizational chart outlining the Corporation’s structure and subsidiaries, current lists of directors and officers, information on directors’ and officers’ liability, Corporate Governance Principles and Guidelines, Code of Business Ethics, Code of Ethics for CEO and Senior Financial Officers, and position descriptions for the Board chair, chairs of the Board committees and the CEO.

(iv)	Procedures are in place to provide the Board with timely and efficient access to information necessary to fulfill its duties including:

•	provision of detailed Board and Board committee meeting schedules and agendas in advance with ongoing review and updates

•	maintenance of a directors’ intranet site to facilitate ongoing communication of company and industry developments

•	provision of comprehensive documentation several days in advance in preparation for Board and Board committee meetings

•	provision by the Corporate Secretary’s office of regular information on conferences and seminars of interest

•	provision of reports from each Board committee on their work at previous committee meetings

ETHICAL BUSINESS CONDUCT

*	Annual training and certification for all officers and non-union employees

*	Code of Business Ethics and Code of Ethics for CEO and Senior Financial Officers available at www.cpr.ca and www.sedar.com and in print to any shareholder upon request

Code of Business Ethics

The Corporation’s Code of Business Ethics (“Code”) specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws, rules and regulations and reporting of illegal or unethical behaviour. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Corporation and its subsidiaries in Canada, the United States and elsewhere, and forms part of the terms and conditions of employment of all such individuals. All directors have signed acknowledgements that they have read, understood and agree to comply with the Code. The Corporation conducts mandatory on-line ethics training for all officers and non-union employees. As part of the on-line ethics training, officers and non-union employees are required to acknowledge that they have read, understood and agree to comply with the Code. Contractors engaged on behalf of the Corporation or its subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. All amendments to the Code, and all waivers of the Code with respect to any director or executive officer, will be posted on CP’s web site and provided in print to any shareholder who requests them.

Code of Ethics for Chief Executive Officer and Senior Financial Officers

The Corporation adopted a Code of Ethics for the CEO and Senior Financial Officers of the Corporation in 2003. This code applies to the Corporation’s CEO, the CFO and the Comptroller. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on CP’s web site and provided in print to any shareholder who requests them.

Monitoring of Ethics Codes

The Governance Committee is responsible for periodically reviewing, and if appropriate recommending changes to, the Code of Business Ethics and the Code of Ethics for the CEO and Senior Financial Officers of the Corporation, monitoring compliance with the codes, and reviewing, and if appropriate approving, waivers from compliance therefrom for Executive Officers or directors and promptly disclosing such waivers to the shareholders.

The Governance Committee has not approved any waivers of the codes for any Executive Officers or directors.

Material Interests in Transactions

If a director has a material interest in a transaction or agreement involving the Corporation they are required to disclose that interest to the CEO and the Chairman of the Board, and will not participate in any discussions or votes concerning such transactions. During 2010, no director had any material interest in a transaction with the Corporation.

Promotion of Ethical Culture

The Board promotes a culture of ethical business conduct and sets the tone for a foundation of high business standards, integrity and respect.

Insider Trading and Disclosure Policies

The Board has approved a disclosure and insider trading policy. It is available on CP’s website at www.cpr.ca and reflects the commitment of the Board and management to promote timely, factual and accurate communications to the investing public. Among the matters addressed in the policy are guidelines on CP’s interaction with analysts and the public and measures to avoid selective disclosure.

The Board has also appointed a Disclosure Policy Committee comprised of senior financial, accounting, legal, investor relations, communications and business officers. The committee reports to the Board and is responsible for overseeing and monitoring disclosure matters and implementing additional policies and procedures, where necessary. The committee reviews all major disclosure documents, including the annual report, annual information form, annual and interim MD&A, management proxy circular, and all annual and interim earnings releases and financial statements. These documents are also approved by the Board and/or one or more of its committees, in each case before they are distributed. Under the direction of the CEO and CFO, the Disclosure Policy Committee also oversees the Corporation’s disclosure controls and procedures and provides quarterly reports to the Audit Committee.

NOMINATION OF DIRECTORS

*	CP’s shareholders elect individual directors annually

*	The Board has a majority voting policy

*	A skills matrix is used to assess areas of director expertise and experience

*	CP’s Board maintains an evergreen list of director candidates

Nomination Process

Directors are elected annually by shareholders for a one year term. Between shareholder meetings, the Board may appoint additional directors.

The Governance Committee identifies and recommends to the Board qualified director nominees for appointment or election at the annual meeting of shareholders consistent with criteria approved by the Board which takes into account:

(i)	The competencies and skills the Board, as a whole, should possess;

(ii)	the competencies, skills and personal and other diverse qualities the existing directors possess;

(iii)	the competencies, skills and personal and other diverse qualities required for new directors in order to add value to CP in light of the opportunities and risks facing the Corporation; and

(iv)	the size of the Board, with a view to facilitating effective decision-making.

The requirements derived from this process are used in determining whether, and how many, new directors should be added to the Board. The Board considers a skills matrix and regularly reviews and updates an evergreen list of potential director candidates for consideration as the need for new directors arises, and will, if necessary, retain outside advisors to assist in the identification of director candidates.

The Chairman of the Board meets with candidates to discuss their interest and ability to devote sufficient time and resources to the position. Prior to nominations potential directors disclose possible conflicts of interest. The Committee conducted a successful director search in 2010, which resulted in the nomination of Mr. Rick George.

The Governance Committee also considers director nominees, if any, recommended by the shareholders for election as directors.

Director Skill Matrix

Discretionary Term Limits and Retirement Age

The Board believes that the need to have experienced directors familiar with the business of CP must be balanced with the need for renewal and fresh perspectives. Our Corporate Governance Guidelines provide for a retirement age of 72 and for discretionary term limits for service as Chair of the Board or Chair of any Board Committee.

Majority Voting Policy

A director is required to tender his or her resignation if that director receives more “withheld” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors. The Governance Committee would be expected to recommend that the Board accept the resignation except in extenuating circumstances.

The Board would make a decision within 90 days of the election and issue a press release either announcing the resignation or explaining why it had not been accepted. The director who tendered the resignation would not be part of the decision-making process.

Board Size

CP’s governing documents provide for the Board to consist of a minimum of five and a maximum of 20 directors. The Governance Committee assesses the optimal size annually, and believes the current size should be between 12 and 14 directors in order to fulfill its responsibilities.

Evergreen Director Candidate List

The Governance Committee requires the Corporate Secretary to maintain an evergreen list of potential director candidates. This list is comprised of individuals for future consideration that may be appropriate to join CP’s Board.

These individuals have skill sets that complement the current skill matrix and would be evaluated by the Committee in the event of a vacancy.

COMMITTEES OF THE BOARD

*  Committees of the Board assist CP’s Board to fulfill its responsibilities and duties

*  CP has five standing committees, each of which has provided a report in this Circular

*  Fully independent Audit, Compensation and Governance committees

All committees of the Board, with the exception of the HSS&E Committee, are comprised solely of directors who are independent. All committees are chaired by an independent director. The HSS&E Committee assists the Board in fulfilling its oversight duties with respect to safety, security, occupational health and environmental matters affecting the Corporation and its employees. Mr. F.J. Green, CEO, is a non-independent member of the Committee and the Committee benefits greatly from Mr. Green’s interest and experience in health, safety, security and environmental matters.

Audit Committee Disclosure

The following individuals comprise the current membership of the Audit Committee of both Canadian Pacific Railway Limited and Canadian Pacific Railway Company, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act and National Instrument 52-110:

Krystyna T. Hoeg
Richard C. Kelly
John P. Manley
Linda J. Morgan
Roger Phillips
Michael W. Wright

The SEC requires at least one financial expert on an audit committee. Each of the above directors, with the exception of Ms. Morgan, has been determined by the Board to meet the audit committee financial expert criteria prescribed by the SEC and has been designated as an audit committee financial expert for the Audit Committees.

The Board has determined that all members of the Audit Committees have “accounting or related financial management expertise” within the meaning of the NYSE Standards. The Board has determined that all members of the Audit Committees are financially literate within the definition contained in, and as required by, National Instrument 52-110 and the NYSE Standards.

A member of CP’s Audit Committees may not serve on the audit committee of more than two outside public companies, unless the Board determines that this simultaneous service would not impair the ability of that individual to effectively serve on CP’s Audit Committees.

No member of CP’s Audit Committees serves on more than two public company audit committees in addition to the Audit Committees of Canadian Pacific Railway Limited and Canadian Pacific Railway Company.

The Audit Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CP by its independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided to CP by its independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. A report of all services performed or to be performed by the independent auditors pursuant to the policy must be submitted to the Audit Committee by the Corporation’s Comptroller at least quarterly. Any additional audit or non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committee or its Chairman, who must report all such additional pre-approvals to the Audit Committee at its next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. In addition, prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Compliance with this policy is monitored by CP’s Chief Internal Auditor.

COMPENSATION GOVERNANCE

*  Annual review of director compensation

*  Details on director compensation provided at page 21 of this Circular

*  Executive Compensation Disclosure and Analysis provided at page 30 of this Circular

*  CP has adopted “Say on Pay”

Director Compensation

The Governance Committee reviews director compensation to maintain a compensation level that is competitive to other public companies of comparable size and complexity and also aligns the interests of directors with the interests of shareholders. The Governance Committee recommends any changes for Board approval when considered appropriate to align with these objectives as well as the workload, time commitment and responsibility of directors.

Executive Compensation

The Compensation Committee oversees the executive compensation program. This program is designed to pay for performance at market competitive levels and to align managements’ interests with CP’s business strategy and shareholder interests.

Shareholder Advisory Vote on Executive Compensation

In 2011, shareholders will have an advisory vote on CP’s approach to executive compensation disclosed in the management proxy circular. As this is an advisory vote, the results will not be binding on the Board. However, the Board and its Compensation Committee will take the results of the vote into account in determining its approach to compensation in the future.

BOARD ASSESSMENT

*  CP’s Board conducts an annual performance review for directors, Chair and the Board as a whole

The Board and its Governance Committee have developed a formal process including peer review for assessing the effectiveness and contribution of the Board, Board committees and individual directors. This formal assessment is conducted by individual director interviews as well as Board discussion:

•	Director Interviews — the Chairman conducts confidential, one-on-one interviews with each Board member during which each director assesses the contribution of his or her peers. The Chairman of the Board discusses each director’s peer assessment with that individual director.

•	Board Responsibility and Effectiveness Discussion — an annual review led by the Chairman of the Board has been developed to discuss the performance and effectiveness of the Board and its committees in the fulfillment of responsibilities. This evaluation includes a review of the operation of the Board and its committees, the adequacy of information provided to directors, Board structures, strategic direction and process as well as communication with management.

•	Review of Chairman of the Board — an annual review led by the Chair of the Governance Committee has been developed to discuss the performance of the Chairman of the Board taking into account the attributes provided in the Chairman’s position description. The results are reviewed with the Chairman of the Board.

The Governance Committee considers the results of the assessments and makes such recommendations as it deems appropriate to address any issues. The Board reviews the recommendations of the Governance Committee and takes such actions as it deems appropriate to implement the recommendations of the Governance Committee.

COMPLIANCE WITH NYSE STANDARDS

Any significant differences between the Corporation’s corporate governance practices and those set forth in the NYSE Standards are set forth on the Corporation’s website at www.cpr.ca under “Governance”.

APPENDIX 1

Kathryn B McQuade Executive Vice President and Chief Financial Officer	Suite 500 Gulf Canada Square 401 - 9th Avenue SW Calgary AB T2P4Z4	Tel 403 319 3588 Fax 403 205 9000 kathryn_mcquade@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

Change of Auditor Notice

TO:	PricewaterhouseCoopers LLP, Chartered Accountants
Royal Trust Tower, Toronto-Dominion Centre
77 King Street West - Suite 3000
Toronto, Ontario M5K 1G8

Attention: Chris Clark, CA, FCA
Chief Executive Officer and Senior Partner

AND TO:	Deloitte & Touche LLP, Chartered Accountants
30 Wellington Street West
Stn Commerce Court
Toronto, Ontario M5L 1B1

Attention: Alan MacGibbon
Managing Partner and Chief Executive Officer

NOTICE IS HEREBY GIVEN that, in accordance with National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) the Board of Directors of Canadian Pacific Railway Limited (the “Corporation”), upon the recommendation of the Audit, Finance and Risk Management Committee of the Corporation, has considered and approved the following actions, namely that:

1.	PricewaterhouseCoopers LLP (the “Former Auditor”), Chartered Accountants, not be nominated for reappointment as auditor of the Corporation at the annual and special meeting of the shareholders of the Corporation scheduled for May 12, 2011 (the “Meeting”) and

2.	Deloitte & Touche LLP (the “Successor Auditor”), Chartered Accountants, be nominated for appointment as auditor of the Corporation at the Meeting (the “Appointment”)

At the Meeting, the Former Auditor will not be nominated for reappointment as auditor of the Corporation. Holders of qualified securities of the Corporation will be asked at the Meeting to approve, by ordinary resolution, the appointment of the Successor Auditor as the auditor of the Corporation until the close of the next annual meeting of the shareholders of the Corporation, at such remuneration as may be approved by the Board of Directors of the Corporation.

The Former Auditor has not expressed any reservation in its audit reports for the period commencing at the beginning of the Corporation’s two most recent financial years and ending at the date of this notice.

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To the knowledge of the directors of the Corporation, no “reportable event” as such term is defined in NI-51-102 has occurred in connection with the audits for the period commencing at the beginning of the Corporation’s two most recent financial years and ending at the date of this notice.

DATED at Calgary, Alberta, this 1st day of April, 2011.

CANADIAN PACIFIC RAILWAY LIMITED

By:
Kathryn B. McQuade
Executive Vice-President and Chief Financial Officer

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To: Alberta Securities Commission

We have read the statements made by Canadian Pacific Railway Limited in the attached copy of Change of Auditor Notice dated April 1, 2011, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated April 1, 2011.

Yours very truly,

PricewaterhouseCoopers LLP
Calgary, Alberta
April 6, 2011.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

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Deloitte & Touche LLP Suite 700 850 Second Street S.W. Calgary AB T2P 0R8 Canada

Tel: (403) 267-1700 Fax: (403) 264-2871 www.deloitte.ca

April 7, 2011

To: Alberta Securities Commission

Re: Canadian Pacific Railway Limited (the “Company”) – Change in Auditors Pursuant to NI 51-
102 – Continuous Disclosure Obligations

Dear Sirs/Mesdames:

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102 and in connection with our nomination for appointment as auditors of the Company, we have reviewed the information contained in the Company’s Change of Auditor Notice dated April 1, 2011 (the “Notice”). We agree with each of the statements contained in the first three paragraphs of the Notice and have no basis to agree or disagree with the statement contained in the final paragraph of the Notice.

Yours truly,

Chartered Accountants

Membre de / Member of Deloitte Touche Tohmatsu

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APPENDIX 2

COMPARATOR GROUP

The comparator group is a criteria-based sample of all large Canadian based companies with annual revenues exceeding $1 billion as contained in our consultant’s compensation data bank. This sample may shift from year to year depending on participation in the survey.

Agrium

ARC Resources Ltd

ATCO

Bank of Montreal

Barrick Gold Corp

Bell Canada Inc

Bombardier Inc

Canadian Natural Resources Ltd

Canadian Oil Sands Ltd

Canadian Tire Corporation Ltd

CCS Corp

Cogeco Cable

Enbridge Inc

EnCana Corp

Finning International Inc

Husky Energy Inc

IAMGOLD Corp

Imperial Oil Ltd

Inter Pipeline Fund

Irving Oil Ltd

Kingsway Financial Services Inc

Kinross Gold Corp

LedcorGroup of Companies

MacDonald Dettwiler and Associates Ltd

Manulife Financial Corp

Maple Leaf Foods Inc

McCain Foods Ltd

MDS Inc

Methanex Corp

MTS Allstream Inc

NAV Canada

Nexen Inc

NOVA Chemicals

Parkland Income Fund

Pengrowth Corp

Petro-Canada

RBC Financial

Research In Motion Ltd

Revera Inc

Rogers Communications Inc

Scotiabank

Shawcor Ltd

SNC-Lavalin Group Inc

Stantec Inc

Sun Life Financial

Suncor Energy Inc

SunOpta Inc

Talisman Energy Inc

TD Bank Financial Group

Teck Resources Ltd

TELUS

Tembec Inc

The Economical Insurance Group

The Forzani Group Ltd

TransAlta Corp

TransCanada Corp

Uni-Select

Vermillion Energy Trust

Woodbridge Group, The

World Colour Press Inc

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APPENDIX 3

DIRECTOR INDEPENDENCE

A.	INDEPENDENCE STANDARDS

The following standards of director independence have been adopted by the board of directors of the Corporation based on criteria of the NYSE, Exchange Act, National Instrument 58-101 and National Instrument 52-110:

NYSE Independence Criteria

No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation).

1.	In addition, a director is not independent if:

(i)	the director is, or has been within the last three years, an employee of the Corporation, or an immediate family member is, or has been within the last three years, an executive officer of the Corporation;

(ii)	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$100,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii)	the director is or has an immediate family member who is affiliated with or employed in a professional capacity by the Corporation’s current or former internal or external auditor until three years after the end of the affiliation or employment or auditing relationship;

(iv)	the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation’s present executive officers at the same time serves or served on that company’s compensation committee; or

(v)	the director is an executive officer or a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company’s consolidated gross revenues.

2.	Immediate Family Member: For the purposes of these independence standards, an “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions, the board need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

3.	The board will broadly consider all relevant facts and circumstances that might signal potential conflicts of interest or that might bear on the materiality of a director’s relationship to the Corporation or any of its consolidated subsidiaries. In particular, when assessing the materiality of a director’s relationship with the Corporation, the board will consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. However, ownership of even a significant amount of stock, by itself, is not a bar to an independence finding.

Additional Independence Standards for Audit Committee Members

In addition to the foregoing independence standards, the members of the Audit Committee must satisfy the audit committee independence requirements prescribed by Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder. In particular:

1.	each member of the Audit Committee shall be a member of the board and shall otherwise be independent; and

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2.	in order to be considered to be independent for the aforementioned purposes, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the board, or any other board committee:

•	accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation (provided that such compensation is not contingent in any way on continued service); or

•	be an affiliated person of the Corporation or any subsidiary thereof.

Note: An “affiliated person” is someone who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation, including a significant shareholder. A person who is neither an executive officer nor a shareholder owning, directly or indirectly, more than 10% or more of any class of voting equity securities of the Corporation will not be deemed to control the Corporation.

National Instrument 58-101 and National Instrument 52-110 – Independence Standards for Directors

1.	A member of the Corporation’s board is independent if the member has no direct or indirect material relationship with the Corporation.

2.	For the purposes of item 1, a material relationship means a relationship which could, in the view of the Corporation’s board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite item 2, the following individuals are considered to have a material relationship with the Corporation:

a)	an individual who is, or who has been within the last three years, an employee or executive officer of the Corporation;

b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c)	an individual who is, a partner of, or employed by, the internal or external auditor of the Corporation, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual is, a partner of the issuer’s internal or external auditor, an employee of such auditors and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

e)	an individual who is, or has been within the last three years, or whose immediate family member is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current Executive Officers serves or served at the same time on the entity’s compensation committee; and

f)	an individual who receives, or whose immediate family member who is employed as an executive officer of the Corporation received more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years.

4.	Despite item 3, an individual will not be considered to have a material relationship with the Corporation solely because (a) he or she had a relationship identified in item 3 if that relationship ended before March 30, 2004, or (b) he or she had a relationship identified in item 3 by virtue of item 8 if that relationship ended before June 30, 2005.

5.	For the purposes of items 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

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6.	For the purpose of item 3(f), direct compensation does not include: (a) remuneration for acting as a member of a board of directors or of any board committee of the Corporation; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service.

7.	Despite item 3, a person will not be considered to have a material relationship with the Corporation solely because the individual or his or her immediate family member:

a)	has previously acted as an interim chief executive officer of the Corporation; or

b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or any board committee of the Corporation, on a part-time basis.

8.	For the purpose of the foregoing items 1 through 7, the Corporation includes a subsidiary entity of the Corporation.

9.	For the purposes of the foregoing independence determination, the term “immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

National Instrument 52-110 – Additional Independence Standards for Audit Committee Members

1.	In addition to the foregoing, the members of the Audit Committee are considered to have a material relationship with the Corporation if:

a)	the member has a relationship with the Corporation pursuant to which the individual accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

b)	the member is an affiliated entity of the Corporation or any of its subsidiary entities.

2.	For the purposes of the foregoing:

a)	compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service;

b)	the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

•	a person’s spouse, minor child or stepchild, or a child or stepchild who shares the person’s home; or

•	an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

B.	BOARD DETERMINATION OF DIRECTOR INDEPENDENCE

The board has conducted, through a combination of questionnaires, biographical reviews and discussion, a comprehensive assessment of all business and other relationships and interests of each director vis-à-vis the Corporation and its subsidiaries, as against the aforementioned standards and has determined that each director, except F.J. Green, is independent of the Corporation in accordance with the standards for independence established for all directors by the NYSE Standards, and National Instrument 58-101, and that each member of the Audit Committee, in addition, meets the additional independence standards established for audit committee members under Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder and National Instrument 52-110.

Mr. Green is not independent by virtue of the fact that he is the President and Chief Executive Officer of the Corporation.

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